Management's Discussion and Analysis

For the three months ended March 31, 2021

The following management discussion and analysis ("MD&A") of the consolidated operations and financial position of Osisko Gold Royalties Ltd ("Osisko" or the "Company") and its subsidiaries for the three months ended March 31, 2021 should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and related notes for the three months ended March 31, 2021. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit and Risk Committee composed of independent directors. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of May 11, 2021, the date when the Board of Directors has approved the Company's unaudited condensed interim consolidated financial statements for the three months ended March 31, 2021 following the recommendation of the Audit and Risk Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company's reporting and functional currency, unless otherwise noted. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the "Forward-Looking Statements" section.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

Description of the Business

Osisko Gold Royalties Ltd is engaged in the business of acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide. Osisko is a public company traded on the Toronto Stock Exchange and the New York Stock Exchange constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's cornerstone asset is a 5% net smelter return ("NSR") royalty on the Canadian Malartic mine, located in Canada.

On March 31, 2021, Osisko held an interest of 75.1% in Osisko Development Corp. ("Osisko Development"), a mining exploration, evaluation and development company created in the fourth quarter of 2020 through a reverse take-over transaction where Osisko transferred its mining assets and activities to Osisko Development. As a result, the assets, liabilities, results of operations and cash flows of the Company consolidate the activities of Osisko Development and its subsidiaries. Osisko Development's main asset is the Cariboo gold project in British Columbia, Canada.

In this MD&A, reference to Osisko Gold Royalties is to Osisko Gold Royalties and its subsidiaries, excluding Osisko Development and its subsidiaries. Reference to Osisko Development is to Osisko Development Corp. and its susbisidaries.

Business Model and Strategy

Osisko is a growth-oriented and Canadian-focused precious metal royalty and streaming company that is focused on maximizing returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of precious metal and other high-quality royalties, streams and similar interests, and by returning capital to its shareholders through a quarterly dividend payment.

Osisko's main focus is on high quality, long-life precious metals assets located in favourable jurisdictions and operated by established mining companies, as these assets provide the best risk/return profile. The Company also evaluates and invests in opportunities in other commodities and jurisdictions. Given that a core aspect of the Company's business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and ability to deploy capital.

Highlights - First Quarter of 2021

  Gold equivalent ounces ("GEOs1 ") earned of 19,960 (excluding 1,759 GEOs earned from the Renard diamond stream2  (compared to 18,159 GEOs in Q1 20203 );
  Record revenues from royalties and streams of $49.0 million (compared to $37.8 million in Q1 2020);
  Consolidated cash flows provided by operating activities of $21.3 million (compared to $23.8 million in Q1 2020)

- Record operating cash flows generated by the royalty and stream segment4  of $36.7 million

- Operating cash flows used by mining exploration and development segment5  of $15.4 million

  Net earnings attributable to Osisko's shareholders of $10.6 million, $0.06 per basic share (compared to a net loss of $13.3 million, $0.09 per basic share in Q1 2020)
  Adjusted earnings6  of $18.4 million, $0.11 per basic share6 (compared to $7.5 million, $0.05 per basic share in Q1 2020);

- Adjusted earnings6 from the royalty and stream segment of $23.4 million, $0.14 per basic share6

- Adjusted loss6 from the mining exploration and development segment of $5.0 million, $0.03 per basic share6

  In February 2021, Osisko repaid a $50.0 million convertible debenture and drew its credit facility by the same amount, thereby reducing the interest rate payable by approximately 1.5% per annum;
  In February 2021, Agnico Eagle Mines Limited ("Agnico Eagle") and Yamana Gold Inc. ("Yamana") announced a positive  construction decision for the Odyssey underground mine project. The preliminary economic study shows a total of 7.29 million ounces of resources (6.18 million tonnes at 2.07 g/t Au indicated resources and 75.9 million tonnes at 2.82 g/t Au inferred resources). Underground mine production is planned to start in 2023 and is expected to ramp up to an average of 545,400 gold ounces per year from 2029 to 2039, thereby extending the life of mine of our cornerstone asset for decades to come;

____________________________________

1  GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period. Refer to the Portfolio of Royalty, Stream and Other Interests section for average metal prices used.

2  Osisko committed to reinvest its net proceeds from the Renard diamond stream through a bridge loan with the operator until April 2022.

3  Three months ended March 31, 2020 or first quarter of 2020 ("Q1 2020").

4  The royalty and stream segment refers to the royalty, stream and other interest segment, which corresponds to the activities of Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development.

5  The mining exploration and development segment refers to the mining exploration, evaluation and development segment, which corresponds to the activities of  Osisko Development.

6  "Adjusted earnings (loss)" and "Adjusted earnings (loss) per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management's Discussion and Analysis.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report
  During the quarter, Osisko completed an initial investment and strategic partnership of $3.5 million with Carbon Streaming Corporation to promote global decarbonization and biodiversity efforts through carbon credit streaming transactions;
  In January and February 2021, Osisko Development closed a non-brokered private placement for gross proceeds of $79.8 million (of which $73.9 million were received in 2020);
  In March 2021, Osisko Development closed a brokered private placement of flow-through shares for gross proceeds of $33.6 million;
  Over the quarter, Osisko acquired for cancellation 347,400 common shares for $4.5 million (average acquisition cost of $12.85 per share); and
  Osisko has declared a quarterly dividend of $0.05 per common share paid on April 15, 2021 to shareholders of record as of the close of business on March 31, 2021.

Highlights - Subsequent to March 31, 2021

  Osisko published its inaugural ESG report and announced its commitment to the United Nations Global Compact ("UN Global Compact");
  In April 2021, GoGold Resources Inc. ("GoGold") and Osisko Bermuda Limited ("Osisko Bermuda"), a subsidiary of Osisko, entered into an agreement to convert the current Parral gold and silver offtake into a life-of-mine gold and silver stream. Under the stream, Osisko Bermuda will receive, effective April 29, 2021, 2.4% of the gold and silver produced from tailings piles currently owned or acquired by GoGold, with a transfer price of 30% of the gold and silver spot prices. Osisko currently has no other offtake agreements on producing assets; and
  Declared a quarterly dividend of $0.05 per common share payable on July 15, 2021 to shareholders of record as of the close of business on June 30, 2021.

Summary table - Financial highlights

(in thousands of dollars, except per share amounts)

	For the three months ended March 31,
	Osisko Gold Royalties (i)		Osisko Development (ii)		Consolidated (vii)
	2021	2020	2021	2020	2021	2020
	$	$	$	$	$	$

Cash (March 31, 2021 and Dec. 31, 2020) (iii)	119,650	105,097	200,980	197,427	320,630	302,524

Revenues	66,923	52,605	-	-	66,923	52,605
Cash margin (iv)	46,526	35,322	-	-	46,526	35,322
Gross profit	34,599	21,622	-	-	34,599	21,622
Operating expenses (G&A, bus. dev and exploration)	(6,029)	(6,217)	(5,201)	(1,247)	(11,230)	(7,464)
Net earnings (loss)	13,464	(12,993)	(3,701)	(325)	9,763	(13,318)
Net earnings (loss) per share (v)	0.08	(0.09)	(0.02)	(0.00)	0.06	(0.09)
Adjusted net earnings (loss) (vi)	23,439	9,778	(5,042)	(2,231)	18,397	7,547
Adjusted net earnings (loss) per basic share (vi)	0.14	0.06	(0.03)	(0.01)	0.11	0.05

Cash flows from operating activities (vii)	36,738	25,736	(9,704)	(1,936)	21,324	23,800
Cash flows from investing activities (vii)	(13,781)	(23,496)	(21,708)	(15,152)	(29,779)	(38,648)
Cash flows from financing activities	(7,511)	48,485	35,613	11,882	28,102	60,367

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries. Represents the royalties, streams and other interests segment.

(ii) Osisko Development Corp. and its subsidiaries (carve-out of the mining activities of Osisko Gold Royalties prior to the reverse take-over transaction completed on November 25, 2020 and creating Osisko Development). Represents the mining exploration, evaluation and development segment.

(iii) As at March 31, 2021 and December 30, 2020.

(iv) Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales from the revenues. Please refer to the Overview of Financial Results section of this MD&A for a reconciliation of the cash margin per interest.

(v) Attributable to Osisko Gold Royalties Ltd's shareholders.

(vi) Adjusted earnings (loss) and adjusted earnings (loss) per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management's Discussion and Analysis.

(vii) Consolidated results are net of the intersegment transactions. Refer to the Segment Disclosure section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

Uncertainty due to COVID-19

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, companies and others to attempt to reduce the spread of COVID-19. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 may materially and adversely affect the Company's operations, financial results and condition in future periods are also subject to significant uncertainty. Several of Osisko's operating partners announced temporary operational restrictions during the first and second quarter of 2020 due to the ongoing COVID-19 pandemic, including reduced activities and operations placed on care and maintenance. All operators have restarted their activities and have reached their pre-COVID-19 level of operations in 2020. However, in the current environment, the assumptions and judgements made by the Company are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions extends, but is not limited to, the Company's valuation of its long-term assets, including the assessment for impairment and impairment reversal. Actual results may differ materially from these estimates.

As a result of the COVID-19 pandemic, the Company took action to protect its employees, contractors and the communities in which it operates.

Portfolio of Royalty, Stream and Other Interests

The following table details the GEOs earned from Osisko Gold Royalties Ltd's producing royalty, stream and other interests:

	Three months ended March 31,
	2021	2020

Gold

Canadian Malartic royalty	8,808	6,696
Éléonore royalty	1,558	1,776
Seabee royalty	590	706
Eagle Gold royalty (i)	1,664	612
Island Gold royalty	620	535
Pan royalty	385	490
Matilda stream	214	245
Lamaque royalty	445	172
Bald Mountain royalty	264	-
Others	319	216
	14,867	11,448

Silver

Mantos Blancos stream	2,460	2,313
Sasa stream	1,171	981
Gibraltar stream	624	474
Canadian Malartic royalty	113	110
Others	203	320
	4,571	4,198

Diamonds

Renard stream	1,759	1,914
Others	22	21
	1,781	1,935
Other metals

Kwale royalty	500	571
Others	-	7
	500	578

Total GEOs	21,719	18,159

Total GEOs, excluding GEOs earned on the Renard stream (ii)	19,960	16,245

(i) The Company received its first royalty from the Eagle Gold mine in October 2019. The operator declared commercial production on July 1, 2020.

(ii) GEOs from the Renard diamond stream are subtracted when presenting Osisko's total attributable GEOs because cash flows from the Renard diamond stream is reinvested through a bridge loan with the operator until April 2022.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

GEOs by Product

Average Metal Prices and Exchange Rate

	Three months ended March 31,
	2021	2020

Gold(1)	$1,794	$1,583
Silver(2)	$26.26	$16.90

Exchange rate (US$/Can$)(3)	1.2626	1.3449

(1) The London Bullion Market Association's pm price in U.S. dollars.

(2) The London Bullion Market Association's price in U.S. dollars.

(3) Bank of Canada daily rate.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

Royalty, Stream and Other Interests Portfolio Overview

As at March 31, 2021, Osisko owned a portfolio of 138 royalties, 9 streams and 4 offtakes, as well as 36 royalty options. Currently, the Company has 17 producing assets. The Cariboo royalty and the San Antonio stream are excluded from the total number of assets, as these assets, held by Osisko, are cancelled on the accounting consolidation of Osisko Development.

Portfolio by asset stage

Asset stage	Royalties	Streams	Offtakes	Total number of assets

Producing	11	5	1	17
Development (construction)	9	4	2	15
Exploration and evaluation	118	-	1	119
	138	9	4	151

Producing assets

Asset	Operator	Interest	Commodity	Jurisdiction

North America
Canadian Malartic	Agnico Eagle Mines Limited Yamana Gold Inc.	5% NSR royalty	Au, Ag	Canada
Éléonore	Newmont Corporation	2.2-3.5% NSR royalty	Au	Canada
Eagle Gold	Victoria Gold Corp.	5% NSR royalty	Au	Canada
Renard(i)	Stornoway Diamonds (Canada) Inc.	9.6% stream	Diamonds	Canada
Gibraltar	Taseko Mines Limited	75% stream	Ag	Canada
Seabee	SSR Mining Inc.	3% NSR royalty	Au	Canada
Island Gold	Alamos Gold Inc.	1.38-3% NSR royalty	Au	Canada
Bald Mtn. Alligator Ridge / Duke & Trapper	Kinross Gold Corporation	1% / 4% GSR royalty	Au	USA
Pan	Fiore Gold Ltd.	4% NSR royalty	Au	USA
Parral(ii)	GoGold Resources Inc.	2.4% stream	Au, Ag	Mexico
Lamaque South	Eldorado Gold Corporation	1% NSR royalty	Au	Canada

Outside of North America
Mantos Blancos	Mantos Copper Holding SpA	100% stream	Ag	Chile
Sasa	Central Asia Metals plc	100% stream	Ag	Macedonia
Kwale	Base Resources Limited	1.5% GRR(iii)	Rutile, Ilmenite, Zircon	Kenya
Brauna	Lipari Mineração Ltda	1% GRR(iii)	Diamonds	Brazil
Matilda	Wiluna Mining Corporation	1.65% stream	Au	Australia
Fruta del Norte	Lundin Gold Inc.	0.1% NSR royalty	Au	Ecuador

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

Key development / exploration and evaluation assets (vi)

Asset	Operator	Interest	Commodities	Jurisdiction

Altar	Aldebaran and Sibanye-Stillwater	1% NSR royalty	Cu, Au	Argentina
Arctic	South 32 / Trilogy Metals Inc.	1% NSR royalty	Cu	USA
Amulsar(iv)	Lydian Canada Ventures Corporation	4.22% Au / 62.5% Ag stream	Au, Ag	Armenia
Amulsar	Lydian Canada Ventures Corporation	81.9% offtake	Au	Armenia
Back Forty	Aquila Resources Inc.	18.5% Au / 85% Ag streams	Au, Ag	USA
Canadian Malartic Underground	Agnico Eagle Mines Limited Yamana Gold Inc.	3.0 - 5.0% NSR royalty	Au	Canada
Cariboo(v)	Osisko Development	5% NSR royalty	Au	Canada
Casino	Western Copper & Gold Corporation	2.75% NSR royalty	Au, Ag, Cu	Canada
Cerro del Gallo	Argonaut Gold Inc.	3% NSR royalty	Au, Ag, Cu	Mexico
Copperwood(vi)	Highland Copper Company Inc.	3% NSR royalty	Ag, Cu	USA
Ermitaño	First Majestic Silver Corp.	2% NSR royalty	Au, Ag	Mexico
Hammond Reef	Agnico Eagle Mines Limited	2% NSR royalty	Au	Canada
Hermosa	South 32 Limited	1% NSR royalty	Zn, Mn, Pb, Ag	USA
Horne 5	Falco Resources Ltd.	90%-100% stream	Ag	Canada
Magino	Argonault Gold Inc.	3% NSR royalty	Au	Canada
Ollachea	Kuri Kullu / Minera IRL	1% NSR royalty	Au	Peru
San Antonio(v)	Osisko Development	15% Au stream	Au, Ag	Mexico
Santana	Minera Alamos Inc.	3% NSR royalty	Au	Mexico
Spring Valley(vii)	Waterton Global Resource Management	1-3% NSR royalty	Au	USA
Upper Beaver	Agnico Eagle Mines Limited	2% NSR royalty	Au, Cu	Canada
Wharekirauponga (WKP)	OceanaGold Corporation	2% NSR royalty	Au	New Zealand
Windfall Lake	Osisko Mining Inc.	2.0 - 3.0% NSR royalty	Au	Canada

(i) Osisko became a 35.1% shareholder of the private entity holding the Renard diamond mine on November 1, 2019 (refer to section Credit Bid Transaction - Renard Diamond Mine). In April 2020, the mine was placed on care and maintenance, given the structural challenges affecting the diamond market as well as the depressed prices for diamonds due to COVID-19. The mine restarted its operations in September 2020,.

(ii) Effective April 29, 2021, the Parral offtake was converted into a 2.4% gold and silver stream.

(iii) Gross revenue royalty ("GRR").

(iv) As at December 31, 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act. In July 2020, a credit bid was completed and Osisko became a 35.6% shareholder of Lydian Canada Ventures Corporation, which is the private entity now holding the Amulsar project in Armenia.

(v) The 5% NSR royalty on the Cariboo gold project and the 15% gold and silver stream on the San Antonio gold project held by Osisko are cancelled on the consolidation of Osisko Development by Osisko. As a result, they are not included in the total number of assets.

(vi) 3.0% NSR royalty on the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland Copper Company will grant Osisko a 1.5% NSR royalty on all metals produced from the White Pine project, and Osisko's royalty on Copperwood will be reduced to 1.5%.

(vii) The 3% NSR royalty is on the core resource area; a separate 1% is applicable on the periphery of the property.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

Main Producing Assets

Geographical Distribution of Assets

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

Canadian Malartic Royalty (Agnico Eagle Mines Limited and Yamana Gold Inc.)

The Company's cornerstone asset is a 5% NSR royalty on the Canadian Malartic open pit mine which is located in Malartic, Québec, and operated by the Canadian Malartic General Partnership (the  "Partnership") formed by Agnico Eagle Mines Limited ("Agnico Eagle") and Yamana Gold Inc. ("Yamana") (together the "Partners"). Canadian Malartic is Canada's largest and the world's 14th largest producing gold mine.

Osisko also holds a 5.0% NSR royalty on the East Gouldie and Odyssey South deposits, a 3.0% NSR royalty on the Odyssey North deposit and a 3-5% NSR on the East Malartic deposit, which are located adjacent to the Canadian Malartic mine.

Update on operations

On January 25, 2021, Yamana reported production guidance of 700,000 ounces of gold at Canadian Malartic for the year 2021.

On April 29, 2021, Agnico Eagle reported gold production of 179,100 ounces of gold during the first quarter at Canadian Malartic. The mine achieved record tonnage mined in a month in January 2021 and the mill performed above target, processing 58,467 tonnes per day in the first quarter of 2021.

For more information, refer to Yamana's press release dated January 25, 2021 entitled "Yamana Gold Provides 2021-2023 Guidance and Ten-Year Overview" and Agnico Eagles' press release dated April 29, 2021 entitled "Agnico Eagle Reports First Quarter 2021 Results - Record Quarterly Gold Production; Drilling Identifies Potentially Significant Extension to the East Gouldie Zone at Odyssey; Updated Climate Change Strategy Outlined in 2020 Sustainability Report", both filed on www.sedar.com.

Odyssey Underground Mine Project Construction

Following the completion of an internal technical study in late 2020, the Partnership has approved the construction of a new underground mining complex at the Odyssey project. The project is described in a NI 43-101 Preliminary Economic Assessment technical report filed on SEDAR in March 2021. The basis for the mine plan is a potentially mineable resource of 7.29 million ounces (6.18 million tonnes of 2.07 g/t Au indicated resources and 75.9 million tonnes of 2.82 g/t Au inferred resources). The East Gouldie deposit makes up most of this mineral inventory, whose total inferred resources contains 6.42 million ounces (62.9 million tonnes of 3.17 g/t Au). Combined with the East Malartic and Odyssey deposits the total underground inferred resources contains 13.8 million ounces (177.5 million tonnes of 2.42 g/t Au), as well as indicated resources of 0.86 million ounces (13.3 million tonnes of 2.01 g/t Au). More detail can be found in Agnico Eagles' press release dated February 11, 2021 entitled "Agnico Eagle Reports Fourth Quarter and Full Year 2020 Results" and filed on www.sedar.com.

The Odyssey project hosts three main underground-mineralized zones, which are East Gouldie, East Malartic, and Odyssey, the latter of which is sub-divided into the Odyssey North, Odyssey South and Odyssey Internal zones. For the purpose of the technical study, mineable stope shapes were generated using a gold price of US$1,250 per ounce, consistent with the price used for estimating Canadian Malartic open pit mineral reserves. The shallow mineralized zones located above 600 metres below surface will be mined using a ramp from surface. The deeper mineralized zones will be mined with a production shaft. In December 2020, ramp development was started on the Odyssey project in order to facilitate underground conversion drilling in 2021 and provide access to the Odyssey and East Malartic deposits. At year-end 2020, the ramp had progressed 102 metres, and an additional 1,500 metres of ramp development is planned in 2021.

Production via the ramp is expected to begin at Odyssey South in late 2023, increasing up to 3,500 tonnes per day in 2024. Collaring of the shaft and installation of the headframe is expected to commence in the second quarter of 2021, with shaft sinking activities expected to begin in late 2022. The shaft will have an estimated depth of 1,800 metres, an expected capacity of approximately 20,000 tonnes per day, and the first loading station is expected to be commissioned in 2027 with modest production from East Gouldie. The East Malartic shallow area and Odyssey North are scheduled to enter into production in 2029 and 2030 respectively.

The forecast parameters surrounding the company's proposed operations at the Odyssey project were based on the Preliminary Economic Assessment, which is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the forecast production amounts will be realized.

Average annual payable production is approximately 545,400 ounces of gold from 2029 to 2039, with total cash costs per ounce of approximately US$630. Sustaining capital expenditures are expected to gradually decline from 2029 to 2039, with an expected average of approximately US$56 million per year. Using a gold price of US$1,550 per ounce and a C$/US$ foreign exchange rate assumption of 1.30, the Odyssey project has an after-tax internal rate of return of 17.5% and an after-tax net present value (at a 5% discount rate) of US$1.143 billion. The project has excellent exploration potential and is currently expected to have a mine life of 17 years, including 10 years of payable gold production averaging 545,400 ounces per year.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

At Odyssey, the East Gouldie deposit has the highest tonnage and grade and contains more than 70% of the total ounces produced. The focus of the ongoing diamond drilling campaign from surface is to further define high quality mineral resources by the beginning of 2023 with a drill hole spacing of 75 metres.  Improving the geological confidence of the mineral resources is expected to further de-risk the future production.  With additional exploration, the company believes that additional mineralization will come into the mine plan in the coming years.

Drill hole RD21-4680A intersecting 2.7 g/t gold over an estimated true width of 10.9 metres at 1,995 metres depth, including 3.1 g/t over 7.2 metres at 1,993 metres depth. This mineralized interval is located on the projection of the East Gouldie plane and exhibits a similar mineralization style to East Gouldie, with disseminated pyrite associated with sheared and altered metasedimentary rock. This new intercept is located 970 metres east of the easternmost drill hole completed to date into the East Gouldie mineralized envelope and 1,150 metres from the current eastern limit of the East Gouldie mineral resources reported at year-end 2020. The Company considers this result significant as it opens the possibility for significant expansion of the East Gouldie zone to the east.

The above intercept in hole RD21-4680A is within the Canadian Malartic property and only 120 metres west of the boundary with the contiguous Rand Malartic property; and likely within Osisko's 5% NSR boundary. Exploration will continue with wide step out drilling planned on both the Rand Malartic and Canadian Malartic properties to define the extent of the new mineralized zone in this area.

More detail can be found in Yamana' press release dated April 28, 2021 entitled "Yamana Gold Reports Strong First Quarter 2021 Production Results and Cash Flows; Canadian Malartic and Minera Florida Post Standout Quarters; Jacobina Achieves All-Time Monthly High Production in March; Adopts Comprehensive Tailings Management Strategy at Jacobina that Includes Hydraulic Backfill; Identifies Potentially Significant Extension to East Gouldie Zone" and filed on www.sedar.com.

Mantos Blancos Stream (Mantos Copper Holding SpA)

Osisko owns a 100% silver stream on the Mantos Blancos mine, which is owned and operated by Mantos Copper Holding SpA ("Mantos"), a private mining company focused on the extraction and sale of copper. Mantos owns and operates the Mantos Blancos mine and Mantoverde project, located in the Antofagasta and Atacama regions in northern Chile.

Under the stream, Osisko will receive 100% of the payable silver from the Mantos Blancos copper mine until 19.3 million ounces have been delivered (2.1 million ounces have been delivered at December 31, 2020), after which the stream percentage will be 40%. The purchase price for the silver under the Mantos Blancos stream is 8% of the monthly average silver market price for each ounce of refined silver sold and delivered and/or credited by Mantos to Osisko Bermuda Limited ("OBL"), a wholly-owned subsidiary of Osisko.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

Update on operations

As per Mantos, production of silver at the Mantos Blancos mine and concentrator plant for the first quarter of 2021 of 168,503 ounces of payable silver was lower than the fourth quarter of 2020 at 188,703 ounces, due to lower grade (6.76 g/t vs 7.08 g/t), lower recovery (79.2% vs 79.9%) and lower material milled.

The Mantos Blancos Concentrator Debottlenecking Project ("MB-CDP") has achieved a total progress of 79%, in line with the targeted progress. The main project milestones are maintained, with construction scheduled to be completed in the second quarter of 2021, and the project completion date scheduled for the fourth quarter of 2021.

The expansion is expected to increase the throughput of the operation's sulphide concentrator plant from 4.3 million tonnes per year to 7.3 million tonnes per year by the fourth quarter of 2021 and extend the life of the mine to 2035. Annual deliveries of refined silver to Osisko during the first five years following commissioning of the expansion are expected to average approximately 1.2 million ounces of silver per year.

Eagle Gold Royalty (Victoria Gold Corp.)

Osisko owns a 5% NSR royalty on the Dublin Gulch property, which hosts the Eagle Gold mine, owned and operated by Victoria Gold Corp ("Victoria"). The Dublin Gulch gold property is situated in central Yukon Territory, Canada. The Eagle Gold mine poured its first gold on September 18, 2019.

On October 8, 2019, Victoria made its first shipment of doré from the Eagle Gold mine and on July 1, 2020, commercial production was declared.

Update on operations

On March 1, 2021, Victoria reported production guidance of 180,000 - 200,000 ounces of gold at the Eagle Gold mine. Mining, crushing and ore stacking on the heap leach pad are all expected to operate at full capacity during 2021 while gold production, which lags mining and stacking activities in heap leach operations, will continue to build up through the first half of 2021 reaching full capacity in the second half of 2021. Gold production is expected to be strongly weighted to the second half of the year due to the seasonal stacking of ore on the Eagle leach pad, which is curtailed for the 90 coldest days of the year, from January through March. During this no stacking period, mining operations, primary crushing and stockpiling of ore continues with ongoing leaching and gold production.

On April 6, 2021, Victoria reported gold production of 26,759 ounces in the first quarter of 2021. Victoria's seasonal operations plan for 2021 included curtailment of ore stacking on the heap leach pad during the coldest days of the year. During this time, maintenance and optimization programs on the crushing and stacking facilities were finalized with ore stacking resuming ahead of schedule.

Victoria has also announced the initiation of the "Project 250", aimed at increasing the average annual gold production of the Eagle gold mine to 250,000 ounces gold by 2023. The two primary opportunities to increase production are the scalping of fine ore from the crushing circuit and adjusting the seasonal stacking plan. Scalping of fine ore is expected to reduce wear and energy requirements as well as increase overall capacity of the crushing circuit. Further investigation is underway on year-round stacking of ore to the heap leach pad. Early engineering on Project 250 is expected to be complete in the second half of 2021.

Reserve and resource estimates

The Eagle and Olive deposits include proven and probable reserves of 3.3 million ounces of gold at July 1, 2019, from 155 million tonnes of ore with an average grade of 0.65 g/t Au, as outlined in a Technical Report, dated December 6, 2019.  At July 1, 2019, the Eagle pit was estimated to contain 4.4 million ounces of gold in the measured and indicated category (217 million tonnes averaging 0.63 g/t Au), inclusive of proven and probable reserves, and a further 0.4 million ounces in the inferred category (21 million tonnes averaging 0.52 g/t Au). The Olive pit was estimated to contain 0.3 million ounces of gold in the measured and indicated category (10 million tonnes averaging 1.07 g/t Au), inclusive of proven and probable reserves, and a further 0.2 million ounces in the inferred category (7 million tonnes averaging 0.89 g/t Au).

For additional information, please refer to Victoria's press release dated March 1, 2021 entitled "Victoria Gold: Eagle Gold Mine 2021 Production Guidance" and Victoria's press release dated April 6, 2021 entitled "Victoria Gold: Eagle Gold Mine Q1 2021 Operational Highlights", both filed on www.sedar.com.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

Éléonore Royalty (Newmont Corporation)

Osisko owns a sliding scale 2.2% to 3.5% NSR royalty on the Éléonore gold property located in the Province of Québec and operated by Newmont Corporation ("Newmont"). Osisko currently receives a NSR royalty of 2.2% on production at the Éléonore mine.

Update on operations

On December 8, 2020, Newmont provided 2021 guidance for the Éléonore mine of 270,000 ounces of gold.

Reserve and resource estimates

On February 10, 2021, Newmont updated its mineral reserve and resource estimates for the Éléonore mine as at December 31, 2020. Proven and probable gold mineral reserves and resources remained relatively unchanged after depletion. Proven and probable gold mineral reserves as of December 31, 2020 totaled 1.26 million ounces (7.8 million tonnes grading 5.0 g/t Au). Measured and indicated gold mineral resources as of December 31, 2020 were estimated at 0.44 million ounces (3 million tonnes grading 4.51 g/t Au). Inferred gold mineral resources as of December 31, 2020 were estimated at 0.46 million ounces (2.5 million tonnes grading 5.65 g/t Au).

For additional information, please refer to Newmont press release dated February 10, 2021 entitled "Newmont Reports 2020 Mineral Reserves of 94 Million Gold Ounces Replacing 80 Percent of Depletion" and Newmont's press release dated December 8, 2020 entitled "Newmont Provides 2021 and Longer-term Outlook", both filed on www.sedar.com.

Sasa Stream (Central Asia Metals plc)

Osisko, through OBL, owns a 100% silver stream on the Sasa mine, operated by Central Asia Metals plc ("Central Asia") and located in Macedonia. The Sasa mine is one of the largest zinc, lead and silver mines in Europe, producing approximately 30,000 tonnes of lead, 22,000 tonnes of zinc and 400,000 ounces of silver in concentrates per annum. OBL's entitlement under the Sasa stream applies to 100% of the payable silver production in exchange for US$5 per ounce (plus refining costs) of refined silver increased annually from 2017, based on inflation (currently US$5.96 per ounce).

Update on operations

On April 13, 2021, Central Asia reported sales of 78,227 ounces of payable silver in the first quarter of 2021.

Central Asia is transitioning to cut and fill mining at the Sasa mine which should provide for higher mine recovery and reduced dilution while also leading to an increased production rate targeting 900,000 tonnes per year compared to current guidance of 825,000 to 850,000 tonnes per year.

For more information on the Sasa mine, refer to Central Asia's press release dated April 13, 2021, entitled "Q1 2021 Operations Update" available on their website at www.centralasiametals.com.

Seabee Royalty (SSR Mining Inc.)

Osisko holds a 3% NSR royalty on the Seabee gold operations operated by SSR Mining Inc. ("SSR Mining") and located in Saskatchewan, Canada.

Update on operations

On January 19, 2021, SSR Mining reported that it expects to produce 95,000 to 105,000 ounces of gold at Seabee in 2021.

Reserve and resource estimates

On March 30, 2021, SSR Mining reported its updated mineral reserves and mineral resources as of December 31, 2020. At the Seabee gold operation, exploration activities were impacted in 2020 due to the COVID-19 pandemic, limiting exploration during the year. Mineral reserves totaled 493,000 ounces of gold (1.6 million tonnes at an average gold grade of 9.83 g/t) at year-end 2020, a decrease of 1% compared to year-end 2019. The slight decrease in Mineral reserves is due to depletion at Santoy 8 and 9, offset by mineral resource to reserve conversion at Santoy 8 and 9 and the Gap HW based on infill drilling. Measured and indicated mineral resources totaled 1,003,000 ounces of gold (3.0 million tonnes at an average gold grade of 10.38 g/t) at year-end 2020, compared to 1,050,000 ounces (3.1 million tonnes at an average gold grade of 10.61 g/t) at year-end 2019. At year-end 2020, inferred mineral resources totaled 507,000 ounces of gold (2.03 million tonnes at an average gold grade of 7.77 g/t) compared to 583,000 ounces of gold (2.13 million tonnes at an average gold grade of 8.50 g/t) at year-end 2019, with the majority of the decrease resulting from the upgrading of some of the Gap HW and Santoy 9 inferred resources to measured and indicated mineral resources. Mineral resources and reserves development drilling will continue at Seabee in 2021 with a focus on Gap HW and the newly discovered adjacent Santoy hanging wall.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

For more information, refer to SSR Mining's press release dated January 19, 2021 entitled "SSR Mining Achieves 2020 Production Guidance and Provides Full Year 2021 Outlook of 720,000 to 800,000 Gold Equivalent Ounces at AISC of $1,050 to $1,110 per Ounce" and SSR Mining's press release dated March 30, 2021 entitled "SSR Mining Reports Mineral Reserves And Resources for Year-End 2020", both filed on www.sedar.com.

Gibraltar Stream (Taseko Mines Limited)

Osisko owns a 100% silver stream on Taseko Mines Limited's ("Taseko") attributable portion of the Gibraltar copper mine ("Gibraltar"), held by Gibraltar Mines Ltd. ("Gibco") and located in British Columbia, Canada. Under the stream agreement, Osisko will receive from Taseko an amount equal to 100% of Gibco's share of silver production (75%) until the delivery to Osisko of 5.9 million ounces of silver and 35% of Gibco's share of silver production thereafter. As of March 31, 2021, a total of 0.7 million ounces of silver have been delivered under the stream agreement.

In April 2020, Osisko invested an additional $8.5 million to amend the silver stream to reduce the transfer price from US$2.75 per ounce of silver to nil, effective for ounces delivered after April 25, 2020.

After a period of cost containment in early 2020, rebounding copper prices allowed Taseko to revert to normal mining rates which started increasing in September 2020.

Island Gold Royalty (Alamos Gold Inc.)

Osisko owns NSR royalties ranging from 1.38% to 3.00% on the Island Gold mine property (certain parts of the property are not covered by the royalties), operated by Alamos Gold Inc. ("Alamos") and located in Ontario, Canada. In August 2020, the Company acquired the remaining 15% royalty interests that it did not already hold in a portfolio of assets, including NSR royalties on the Island Gold mine.

Update on operations

On December 9, 2020, Alamos reported its 2021 guidance for Island Gold of 130,000 to 145,000 ounces of gold. It also reported that its production remained on track to achieve full year 2020 updated guidance.

On July 14, 2020, Alamos reported results of the positive Phase III Expansion Study conducted on its Island Gold mine. Based on the results of the study, Alamos announced that it would be proceeding with an expansion of the operation to 2,000 tonnes per day ("Shaft Expansion"). This follows a detailed evaluation of several scenarios which demonstrated the Shaft Expansion as the best option, having the strongest economics, being the most efficient and productive scenario, and the best positioned to capitalize on further growth in mineral reserves and resources. The Phase III Expansion Study highlights a potential average annual gold production of 236,000 ounces per year starting in 2025 upon completion of the shaft, representing a 72% increase from the mid-point of previously issued 2020 production guidance. In addition, it forecast a 16-year mine life, double the current eight year mineral reserve life. This estimate is based on a potentially mineable mineral resource of 9.6 million tonnes grading 10.45 g/t Au containing 3.2 million ounces of gold.

Reserves and resources update

On February 23, 2021, Alamos reported its updated mineral reserves and resources as of December 31, 2020. Island Gold's mineral reserves and resources increased a combined 1.0 million ounces, net of mining depletion, including: an 8% increase in proven and probable mineral reserves to 1.3 million ounces (4.2 million tonnes grading 9.71 g/t Au), a 40% increase in inferred mineral resources to 3.2 million ounces (6.9 million tonnes grading 14.43 g/t Au) with grades also increasing 9%, reflecting further higher grade additions in Island East, for combined mineral reserves and resources now total 4.7 million ounces, a 27% increase from the end of 2019. Growth highlights significant upside potential to Phase III Expansion Study.

For more information, refer to Alamos' press release dated July 14, 2020 entitled "Alamos Gold Announces Phase III Expansion of Island Gold to 2,000 tpd", Alamos' press release dated December 9, 2020 entitled "Alamos Gold Provides 2021 Production and Operating Guidance" and Alamos' press release dated February 23, 2021 entitled "Alamos Gold Reports Mineral Reserves and Resources for the Year-Ended 2020", all filed on www.sedar.com.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

Renard Stream (Stornoway Diamonds (Canada) Inc.)

Osisko owns a 9.6% diamond stream on the Renard diamond mine operated by Stornoway Diamonds (Canada) Inc. ("Stornoway") and located approximately 350 kilometres north of Chibougamau in the James Bay region of north-central Québec. The Renard stream is secured by a first-ranking security interest over all assets and properties of Stornoway.

A credit bid transaction was closed on November 1, 2019 and Osisko became a 35.1% shareholder of the company holding the Renard diamond mine, Stornoway Diamonds (Canada) Inc., which is considered as an associate since that date.

Under the stream agreement, upon the completion of a sale of diamonds, Osisko remits to Stornoway a cash transfer payment which equals to the lesser of 40% of achieved sales price and US$40 per carat. For the purpose of calculating stream remittances, Stornoway shall separately sell any diamonds smaller than the +7 DTC sieve size that are recovered in excess of the maximum agreed-upon proportion within a sale of run of mine ("ROM") diamonds (the excess small diamonds, or incidentals). In this manner, Stornoway shall restrict the proportion of small diamonds contained in a ROM sale such that the streamers and Stornoway will be fully aligned on upside price exposure with downside protection on price and product mix.

Update on operations

Stornoway announced in April 2020 that it had decided to keep the mine on care and maintenance, given the structural challenges affecting the diamond market sales as well as the depressed prices for diamonds due to COVID-19. The mine restarted its activities in September 2020.

Stornoway's focus has been on cost reduction while the diamond market recovers. In the fourth quarter of 2020, Stornoway conducted two sales: in the first sale the company sold 203,491 carats at an average price per carat of US$70.66 and in the second sale, the company sold 253,842 carats at a price of US$79.70 per carat, a significant improvement over pre-COVID pricing levels. In the first quarter of 2021, Stornoway completed two sales for a total of 444,936 carats at an average price of US$74.03 per carat.

Stornoway's cost reductions, coupled with strengthening diamond prices resulted in positive cash generation from Renard and no additional drawdowns on the company's working capital facility. Osisko has agreed to defer payments from the stream until April 2022. Payments can be made prior to this date if the financial situation of Stornoway permits.

Equity Investments

The Company's assets include a portfolio of shares, mainly of publicly traded exploration and development mining companies. Osisko invests, and intends to continue to invest, from time to time in companies where it holds a royalty, stream or other interest and in various companies within the mining industry for investment purposes and with the objective of improving its ability to acquire future royalties, streams or other interests. In addition to investment objectives, in some cases, the Company may decide to take a more active role, including providing management personnel and/or administrative support, as well as nominating individuals to the investee's board of directors. These investments are reflected in investments in associates in the consolidated financial statements and include mainly Osisko Mining Inc. ("Osisko Mining"), Osisko Metals Inc. ("Osisko Metals") and Falco Resources Ltd. ("Falco"). Certain equity positions, including Falco, were transferred to Osisko Development as part of the reverse take-over transaction completed in the fourth quarter of 2020.

Osisko Gold Royalties Ltd. and Osisko Development Corp. may, from time to time and without further notice except as required by law or regulations, increase or decrease their investments at their discretion.

During the three months ended March 31, 2021, Osisko acquired equity investments for $5.4 million ($4.8 million acquired by Osisko Gold Royalties Ltd and $0.7 million acquired by Osisko Development Corp. through its subsidiary, Barkerville Gold Mines Limited) and disposed investments for $19.8 million ($4.9 million sold by Osisko Gold Royalties Ltd and $14.9 million sold by Osisko Development Corp. through its subsidiary, Barkerville), respectively.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

Fair value of marketable securities

The following table presents the carrying value and fair value of the investments in marketable securities (excluding notes and warrants) as at March 31, 2021 (in thousands of dollars):

	Osisko Gold Royalties		Osisko Development		Consolidated
Investments	Carrying value (i)	Fair Value (ii)	Carrying value (i)	Fair value (ii)	Carrying value (i)	Fair value (ii)
	$	$	$	$	$	$

Associates	113,558	160,454	12,057	27,775	125,615	188,229
Other	56,403	56,403	86,469	86,469	142,872	142,872
	169,961	216,857	98,526	114,244	268,487	331,101

(i) The carrying value corresponds to the amount recorded on the consolidated balance sheet, which is the equity method for investments in associates and the fair value for the other investments, as per IFRS 9, Financial Instruments.

(ii) The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at March 31, 2021.

Main Investments

The following table presents the main investments of the Company in marketable securities as at March 31, 2021:

Investment	Company holding the investment	Number of Shares Held	Ownership
			%

Osisko Mining	Osisko Gold Royalties	50,023,569	14.0
Osisko Metals	Osisko Gold Royalties	31,127,397	17.4
Falco	Osisko Development (i)	41,385,240	18.2
Mineral Alamos	Osisko Development (i)	76,080,000	17.2

(i) The investment is held by Barkerville Gold Mines Ltd, a wholly-owned subsidiary of Osisko Development.

Osisko Mining Inc.

Osisko Mining is a Canadian gold exploration and development company focused on its Windfall Lake gold project. Osisko holds a 2.0% - 3.0% NSR royalty on the Windfall Lake gold project, for which a positive preliminary economic assessment was released in April 2021.

In February 2021, Osisko Mining announced an updated mineral resource estimate on Windfall Lake, increasing the measured and indicated mineral resource estimate by 54% and the measured and indicated mineral resource grade to 9.6 g/t Au. The measured and indicated mineral resources on the Windfall Lake gold project are now estimated at 1,857,000 ounces (6,023,000 tonnes grading 9.6 g/t Au) and inferred mineral resources are estimated at 4,244,000 ounces (16,401,000 tonnes grading 8.0 g/t Au. For more information, refer to Osisko Mining's press release dated February 17, 2021 entitled "Osisko Mining Updates Windfall Mineral Resource Estimate", filed on www.sedar.com.

In March 2021, Osisko Mining announced that it has placed an order for grinding equipment and ancillaries from FLSmidth, a leading technology and equipment supply company, for its 100% owned Windfall gold project. The order consists of a 7.3 meters (24 foot) diameter x 3.4 meters (11 foot) long gear-driven semi-autogenous grinding (SAG) mill and a 5.2 meters (17 foot) diameter x 9.4 meters (31 foot) long gear-driven ball mill.  The grinding mills have a capacity of processing up to 176.6 dry tonnes per hour, or 3,900 tonnes per day based on 92% availability.  The equipment is expected to be delivered to the Windfall project in the second half of 2022. Installation will follow pending successful receipt of all permits and authorizations. For more information, refer to Osisko Mining's press release dated March 9, 2021 entitled "Osisko Mining Orders Milling Equipment for Windfall", filed on www.sedar.com.

In April 2021, Osisko Mining released an updated preliminary economic assessment with a 39% after-tax internal rate of return and a $1.5 billion after-tax net present value, using a gold price of US$1,500 per ounce. The updated preliminary economic assessment shows an average gold production of 238,000 ounces per year of an 18 year life-of-mine. The first seven years of full production is expected to average 300,000 ounces per year average at an average diluted grade of 8.1 g/t Au. For more information, refer to Osisko Mining's press release dated April 7, 2021 entitled "Osisko Mining Delivers Positive Pea Update for Windfall", filed on www.sedar.com.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

As at March 31, 2021, the Company holds 50,023,569 common shares representing a 14.0% interest in Osisko Mining (14.5% as at December 31, 2020). The Company concluded that it exercises significant influence over Osisko Mining and accounts for its investment using the equity method.

Osisko Metals Incorporated

Osisko Metals is a Canadian base metal exploration and development company with a focus on zinc mineral assets. The company's flagship properties are the Pine Point mining camp, located in the Northwest Territories and the Bathurst mining camp, located in northern New Brunswick. The Company owns a 2.0% NSR royalty on the Pine Point mining camp (acquired in January 2020) and a 1% NSR royalty on the Bathurst mining camp.

Pine Point

On January 11, 2021, Osisko Metals announced its 2021 exploration and development plans for Pine Point, including an updated preliminary economic assessment and submission of the environmental assessment initiation package. On receipt of a positive decision on the environmental assessment, expected in the third quarter of 2023, the project permitting phase will commence and is expected to be completed by the third quarter of 2024.

On June 15, 2020, Osisko Metals released a positive independent preliminary economic assessment on the Pine Point project, including the results of an updated mineral resource estimate that converted approximately 25.5% of the global resource to the indicated mineral resource category. The preliminary economic assessment showed an estimated internal rate of return of 29.6% and a mine life of 10 years. The updated mineral resource estimate highlighted indicated mineral resources of 12.9 million tonnes grading 6.29% zinc equivalent ("ZnEq") (4.56% Zn and 1.73% Pb), representing approximately 25.5% of the declared tonnage in the updated 2020 mineral resource estimate. Inferred mineral resources are estimated at 37.6 million tonnes grading 6.80% ZnEq (4.89% Zn and 1.91% Pb). For more information, refer to Osisko Metals' press release dated June 15, 2020 entitled "Osisko Metals Releases Positive Pine Point PEA", filed on www.sedar.com.

As at March 31, 2021, the Company holds 31,127,397 common shares representing a 17.4% interest in Osisko Metals (17.4% as at December 31, 2020). The Company concluded that it exercises significant influence over Osisko Metals and accounts for its investment using the equity method.

Falco Resources Ltd.

Falco's main asset is the Horne 5 gold project, for which a positive feasibility study was released in March 2021. For more information, refer to Falco's press release dated March 24, 2021 and entitled "Updated Feasibility Study Confirms Significant Value of the Horne 5 Project" and filed on www.sedar.com.

The feasibility study was updated to reflect the improved commodity prices, the silver stream financing arrangement with Osisko and the copper and zinc concentrate offtake agreements with Glencore Canada Corporation and its affiliated companies ("Glencore"). The capital and operating costs were reviewed to reflect current market conditions for labour, supplies and services. At a gold price of $1,600 per ounce, the updated feasibility study shows that the Horne 5 Project would generate an after-tax net present value, at a 5% discount rate, of $761 million and an after-tax internal rate of return of 18.9%.

The development of the Horne 5 project is subject to a contractual framework whereby the obtaining of the required license to operate from Glencore, is subordinated to the entering into a comprehensive financial guarantee arrangement in order to provide adequate financial protection to Glencore's neighboring Horne smelter. Once this condition precedent is achieved, Falco and Glencore will establish a work plan for the further development of the Horne 5 project, including operational parameters to be complied with by Falco in order to maintain the primacy of Glencore's operation, the whole, in accordance with the agreed upon contractual framework. Based on the foregoing, Falco will not be carrying any dewatering activities prior to finalizing a satisfactory comprehensive financial guarantee framework with Glencore and thereafter agreeing on a mutually satisfactory work plan for the conduct of such activities. A comprehensive financial guarantee framework has been submitted to Glencore.

In February 2019, Osisko provided Falco with a senior secured silver stream credit facility ("Falco Silver Stream") with reference to up to 100% of the future silver produced from the Horne 5 property ("Horne 5") located in Rouyn-Noranda, Québec. As part of the Falco Silver Stream, Osisko will make staged upfront cash deposits to Falco of up to $180.0 million and will make ongoing payments equal to 20% of the spot price of silver, to a maximum of US$6.00 per ounce. The Falco Silver Stream is secured by a first priority lien on the project and all assets of Falco. The first installment of $25.0 million was made at the closing of the Falco Silver Stream.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

For more information, refer to Falco's press release dated March 24, 2021 entitled "Updated Feasibility Study Confirms Significant Value of the Horne 5 Project", filed on www.sedar.com.

As at March 31, 2021, Osisko Development holds 41,385,240 common shares representing an 18.2% interest in Falco (18.2% as at December 31, 2020). The Company concluded that it exercises significant influence over Falco and accounts for its investment using the equity method.

Minera Alamos Inc.

Minera Alamos is a gold development company that is expected to join the ranks of gold producers in 2021. The company has a portfolio of high-quality Mexican assets, including the 100%-owned Santana open-pit, heap-leach development project in Sonora currently under construction, which is expected to have its first gold production in the second quarter of 2021. The Company owns a 3.0% NSR royalty on the Santana property.

The La Fortuna open pit gold project in Durango (100%-owned) has released a positive preliminary economic assessment. As at the end of 2020, the company had received all required permits to allow a future construction decision. Osisko owns an option to acquire a 4% NSR royalty on the La Fortuna project for $9.0 million.

For more information, refer to Minera Alamos' press release dated July 15, 2020 and entitled: "Minera Alamos Provides Mid-Year Construction Update At The Santana Gold Project, Sonora, Mexico; Adds Further Technical Expertise To The Board" and November 24, 2020 entitled: "Minera Alamos Provides an Update on Federal Permit Approvals for the Fortuna Gold Project, Durango, Mexico", available on www.sedar.com under Minera Alamos' profile.

As at March 31, 2021, Osisko Development holds 76,080,000 common shares representing a 17.2% interest in Minera Alamos (17.3% as at December 31, 2020).

Sustainability Activities

Osisko views sustainability as a key part of its strategy to create value for its shareholders and other stakeholders.

The Company focuses on the following key areas:

  Promoting the mining industry and its benefits to society;
  Maintaining strong relationships with the Federal government and the Provincial, Municipal and First Nations governments;
  Supporting the economic development of regions where Osisko operates (directly or indirectly through its interests);
  Supporting university education in mining fields and employee development;
  Promoting diversity throughout the organization and the mining industry; and
  Encouraging our partners companies to adhere to the same areas of focus in sustainability.

In April 2021, Osisko Gold Royalties released its inaugural ESG report.  In addition to a discussion of corporate governance practices, the report provides a focused review of how Osisko assesses potential investments through its diligence process and monitors existing assets to ensure the Company is well positioned to deliver growth responsibly.

As part of its broader ESG initiative, Osisko Gold Royalties is proud to have joined the UN Global Compact, the world's largest voluntary corporate sustainability initiative, with over 12,500 participants across 160 countries. The UN Global Compact is based on ten universally accepted principles in the areas of human rights, labour, environment and anti-corruption. By signing onto the initiative, Osisko Gold Royalties has committed to align with these principles, intended to promote and strengthen responsible corporate policies and practices worldwide. As part of its commitment, Osisko Gold Royalties will release an annual communication on progress that outlines the Company's efforts to operate responsibly and implement the ten principles.

Osisko also proudly announced a strategic partnership with Carbon Streaming Corporation ("Carbon Streaming") to help promote global decarbonization and biodiversity projects. The group's management team consists of seasoned executives with significant streaming expertise and recognized climate change experts. Carbon Streaming's business model is to fund carbon-offset projects that avoid, reduce or remove GHG emissions globally. Osisko's investment totaled $3.5 million for a 14.3% partially diluted stake in the company, which has been able to raise approximately $36 million privately. The investment affords Osisko a 20% right to participate in any streaming transactions conducted by Carbon Streaming under certain circumstances. Beyond the potential to offset the Company's indirect carbon emissions, Osisko expects potential synergies with current and future mine operators in its traditional royalty and stream business. Mining operations afford significant opportunities to generate carbon credits through ancillary projects that are value enhancing for the mine, the neighboring communities (through employment and conservation) and the environment overall.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

Mining Exploration and Evaluation / Development Activities

Following the spin-out of the mining activities of Osisko Gold Royalties to Osisko Development in November 2020, all mining exploration, evaluation and development assets and activities are now held, managed and financed exclusively by Osisko Development.

Cariboo gold project

During the first quarter of 2021, investments in mining assets and plant and equipment amounted to $30.9 million, mostly on the Cariboo gold property and the Bonanza Ledge Phase 2 project, including $18.1 million in exploration and evaluation activities ($16.4 million, net of exploration credits).

Exploration activities and updated mineral resource estimate

In the first quarter of 2021, a total of approximately 48,000 meters were drilled as part of the exploration and category conversion program on the Cariboo gold project on Mosquito Creek (8,900 meters), Lowhee (9,000 meters), Valley (15,000 meters) and Shaft (15,000 meters). Up to ten diamond drill rigs were utilized. The drilling confirmed down dip extensions of mineralized veins and high grade intercepts within the current mineral resource estimate. Osisko Development expanded the new discoveries from 2019 on Lowhee and Proserpine. The objective of the 2021 exploration and delineation program is to convert inferred resources to indicated resources to support reserves for the ongoing feasibility study and to increase overall ounces in the inferred and indicated resource categories by exploring the depth and strike potential of the known deposits.

In October 2020, Osisko announced an updated mineral resource estimate for the Cariboo gold project of 3.2 million ounces of gold (21.4 million tonnes grading 4.6 g/t Au) in the measured and indicated resource category, and 2.7 million ounces of gold (21.6 million tonnes grading 3.9 g/t Au) in the inferred resource category. Metallurgical testing has shown that the mineralization can be effectively upgraded by flotation and x-ray transmission ore-sorting, owing to the strong association of gold with pyrite. The concentrates can then be processed at the wholly-owned QR mill. This mill is currently being refurbished to treat ore from the Bonanza Ledge Phase 2 project being developed near Wells.

For more information, refer to Barkerville Gold Mines NI 43-101 Technical Report entitled "NI 43-101 Technical Report and Mineral Resource Estimate for the Cariboo Gold Project, British Columbia, Canada" (the "Technical Report") filed on SEDAR (www.sedar.com) on November 17, 2020 under Osisko Gold Royalties' profile.

2021 objectives

Osisko Development is currently conducting an extensive drilling program of approximately 200,000 meters to expand and delineate the known and new vein corridors and deposits. This exploration is focused on the expansion of the Lowhee Zone and further delineation of the Cow, Valley, Mosquito and Shaft deposits with ten diamond drill rigs. Regional greenfield exploration will occur along the Burns, Yanks and Cariboo Hudson targets and will include geological mapping and geochemical surface sampling.

Osisko Development anticipates starting mining operations at its Bonanza Ledge Phase 2 project in the second quarter of 2021. Furthermore, Osisko Development also plans to start the development of an underground portal for the Cow deposit once all required permits are obtained. Finally, Osisko Development will continue developing the Cariboo gold deposit and is working at completing a feasibility study for the second half of 2021.

San Antonio gold project

The San Antonio gold project is a past-producing oxide copper mine that went into receivership. Osisko Development will initially focus on amending existing permits to transition the mine production to a gold heap leach operation as it continues to evaluate the gold potential of the asset.

In 2020, following the acquisition of the San Antonio project, Osisko Development has concentrated its efforts in obtaining the required permits and amendments to permits to perform its activities. Osisko Development has filed preventive reports for the processing of the gold stockpile on site and for a 15,000-meter drilling program for the Sapuchi, Golfo de Oro and California zones. Osisko Development also initiated the following activities:

- Commencement of the Environmental Impact Manifest (or Manifestacion de Impacto Ambiental or "MIA");

- A baseline study;

- Awarding the Engineering, Procurement, Construction, Management contract for the process of the stockpile; and

- Purchased a mobile crushing unit that is anticipated to be delivered on site in the second quarter of 2021.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

Mineral resource estimate

The processing scenario assumes heap leaching of the mineralized material sourced from open pit mining. The mineral resource has been limited to mineralized material that occurs within optimized pit shells.

San Antonio Gold Project Mineral Resource Estimate

		Tonnes	Gold Grade	Silver Grade	Gold Ounces	Silver Ounces
Category	Deposit	('000)	g/t	g/t	('000)	('000,000)
Inferred	Golfo de Oro	11,700	1.3	2.7	503	1.0
	California	4,900	1.2	2.1	182	0.3
	Sapuchi	11,100	1.0	3.4	364	1.2
Total Inferred Resources		27,600	1.2	2.9	1,049	2.5

Mineral Resource Estimate notes:

1. The independent and qualified person for the mineral resource estimates, as defined by NI 43-101, is Leonardo de Souza, MAusIMM (CP), of Talisker Exploration Services Inc.

2. The gold cut-off grade applied to oxide, transition and sulphide ore are 0.32 g/t Au, 0.36 g/t Au and 0.42 g/t Au, respectively.

3. These mineral resources are not mineral reserves as they do not have demonstrated economic viability.

4. The mineral resource estimate follows CIM Definition Standards.

5. The estimate is reported for a potential open pit scenario assuming US$1,550 per ounce of gold.

6. Results are presented in-situ. Ounce (troy) = metric tonnes x grade / 31.103. Calculations used metric units (metres, tonnes, g/t). Any discrepancies in the totals are due to rounding effects. Rounding followed the recommendations as per NI 43-101.

7. Talisker Exploration Services Inc. is not aware of any known environmental, permitting, legal, title-related, taxation, socio- political, marketing or other relevant issues that could materially affect the mineral resource estimate other than those that may be disclosed in a NI 43-101 compliant technical report.

2021 Objectives

Osisko Development is focusing on various activities in 2021 that pertain to permitting, local communities relations, exploration drilling and finally the processing of the ore stockpile on site.

Osisko Development will continue the various permitting activities started in 2020. These activities consist of obtaining the permits for the MIA and the change of Use of Land while continuing the work required to complete the environmental and social/community baseline studies. As part of the social/community activities, Osisko Development will continue advancing discussions with the impacted local communities with the objective to reach a long term agreement.

Furthermore, Osisko Development will continue to work on the details of the plan to start processing the stockpile currently on site with the objective to have loaded carbon available to be shipped to produce gold before the end of 2021.

A two phase 35,000-meter drilling campaign was initiated in the first quarter of 2021 with the objective of delineating high grade zones, expanding resources and reducing strip ratio. Approximately 1,575 meters were drilled in the first quarter of 2021. Osisko Development expects exploration potential to expand both oxide and sulphide resources as recent metallurgical testing has shown that the sulphide resources are amenable to heap leaching.

James Bay area properties

In 2021, Osisko Development intends to review each property in the James Bay area to maximize their potential value.

As at March 31, 2021, the net book value of the James Bay properties, including the Coulon property, amounted to $40.7 million.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

Dividend Reinvestment Plan

Osisko Gold Royalty has a dividend reinvestment plan ("DRIP") that allows Canadian and U.S. shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company's sole election.

During the three months ended March 31, 2021, the Company issued 37,545 common shares under the DRIP, at a discount rate of 3%. As at March 31, 2021, the holders of 8,989,709 common shares had elected to participate in the DRIP, representing dividends payable of $0.4 million. On April 15, 2021, 30,643 common shares were issued under the DRIP at a discount rate of 3%.

Normal Course Issuer Bid

In December 2020, Osisko Gold Royalties renewed its normal course issuer bid ("NCIB") program. Under the terms of the 2021 NCIB program, Osisko Gold Royalties may acquire up to 14,610,718 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2021 NCIB program are authorized until December 11, 2021. Daily purchases will be limited to 138,366 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2020, being 553,464 common Shares.

During the three months ended March 31, 2021, the Company purchased for cancellation a total of 347,400 common shares for $4.5 million (average acquisition price per share of $12.85).

Gold Market and Currency

Gold Market

Gold prices were down over 10% in the first quarter of 2021 on a year-to-year basis, its weakest quarterly performance since the fourth quarter of 2016. Prices have closed the first quarter of 2021 at US$1,691 per ounce compared to the closing price of US$1,888 per ounce in December 2020. The average price for the first quarter of 2021 was US$80 per ounce lower than the fourth of 2020 at US$1,794 per ounce compared to US$1,874 per ounce, and US$211 per ounce higher on a year-over-year basis.

The historical price is as follows:

(US$/ounce of gold)	High	Low	Average	Close

2021-Q1	$1,943	$1,684	$1,794	$1,691
2020	2,067	1,474	1,770	1,888
2019	1,545	1,270	1,393	1,515
2018	1,355	1,178	1,268	1,279
2017	1,346	1,151	1,257	1,291

In Canadian dollar terms, the average price per ounce of gold averaged $2,271 in the first quarter of 2021, compared to $2,442 in the fourth quarter of 2020 and $2,129 in the first quarter of 2020. The gold price closed the first quarter of 2021 at $2,126 per ounce, down $277 per ounce from December 31, 2020.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

Currency

The dollar traded between a range of 1.2455 to 1.2828 in the first quarter of 2021 to close at 1.2575 on March 31, 2021 compared to a close of 1.2732 on December 31, 2020. The Canadian dollar averaged 1.3030 in the fourth quarter of 2020 compared to 1.3321 in the third quarter of 2020 and 1.3200 in the fourth quarter of 2019.

The Bank of Canada provided a more optimistic economic forecast at its January and March meetings, but held its target for the overnight rate at 0.25%. Monetary policy is set to stay accommodative for the next year.

The exchange rate for the U.S./Canadian dollar is outlined below:

	High	Low	Average	Close
2021-Q1	1.2828	1.2455	1.2660	1.2575
2020	1.4496	1.2718	1.3415	1.2732
2019	1.3600	1.2988	1.3269	1.2988
2018	1.3642	1.2288	1.2957	1.3642
2017	1.3743	1.2128	1.2986	1.2545

Selected Financial Information

(in thousands of dollars, except figures for ounces and amounts per ounce and per share) (1)

	Three months ended March 31,
	2021	2020
	$	$

Revenues	66,923	52,605
Cash margin (2)	46,526	35,322
Gross profit	34,599	21,622

Impairment of assets (3)	(4,400)	(27,206)

Operating income (loss)	21,081	(12,142)
Net earnings (loss) (4)	10,557	(13,318)
Basic and diluted net earnings (loss) per share (4), (5)	0.06	(0.09)

Total assets	2,435,861	2,016,189
Total long-term debt	401,266	423,499

Average selling price of gold (per ounce sold)
In C$ (6)	2,294	2,125
In US$	1,815	1,581

Operating cash flows	21,324	23,800

Dividend per common share	0.05	0.05

Weighted average shares outstanding (in thousands)
Basic	165,842	155,374
Diluted (5)	165,965	155,374

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.

(2) Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales from the revenues. Please refer to the Overview of Financial Results section of this MD&A for a reconciliation of the cash margin per interest.

(3) Including impairment on royalties, streams and other interests, on exploration and evaluation assets, and on investments.

(4) Attributable to Osisko Gold Royalties Ltd's shareholders.

(5) As a result of the net loss for the three months ended March 31, 2020, all potentially dilutive common shares are deemed to be antidilutive and thus diluted net loss per share is equal to the basic net loss per share.

(6) Using actual exchange rates at the date of the transactions.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

Overview of Financial Results

Financial Summary - First Quarter of 2021

  Record revenues from royalties and streams of $49.0 million ($66.9 million including offtakes) compared to $37.8 million ($52.6 million including offtakes) in Q1 2020;

  Record gross profit of $34.6 million compared to $21.6 million in Q1 2020;

  Operating income of $21.1 million compared to an operating loss of $12.1 million in Q1 2020;

  Net earnings attributable to Osisko Gold Royalties' shareholders of $10.6 million or $0.06 per basic and diluted share, compared to a net loss of $13.3 million or $0.09 per basic and diluted share in Q1 2020;

  Adjusted earnings1 of $18.4 million or $0.11 per basic share1 compared to $7.5 million or $0.05 per basic share in Q1 2020; and

  Cash flows provided by operating activities of $21.3 million compared to $23.8 million in Q1 2020.

Revenues from royalties and streams increased by $11.2 million in the first quarter of 2021 compared to the first quarter of 2020, and total revenues (including offtakes) increased by $14.3 million to $66.9 million, as a result of higher gold prices and higher deliveries under the royalty, stream and offtake agreements. Under the offtake agreements, the metal is acquired from the producers at the lowest market price over a certain period of time (quotational period), and is subsequently sold by OBL, resulting in a net profit that will usually vary between 0% and 5% of the sales proceeds. The profit margin is highly impacted by the volatility of commodity prices during the quotational period.

Gross profit amounted to $34.6 million in the first quarter of 2021 compared to $21.6 million in the first quarter of 2020. The increase is mainly due to the increase in the average realized gold and silver prices in the first quarter of 2021, which increased the cash margins.

Depletion expense decreased by $1.8 million mainly as a result of the mix of sales in the first quarter of 2021 compared to the corresponding period in 2020.

In the first quarter of 2021, the Company generated an operating income of $21.1 million compared to an operating loss of $12.1 million in the first quarter of 2020. In the first quarter of 2020, the Company incurred an operating loss as a result of an impairment charge on the Renard diamond stream of $26.3 million ($19.3 million, net of income taxes).

Consolidated general and administrative ("G&A") expenses increased in the first quarter of 2021 as a result of the creation of Osisko Development in November 2020. Consolidated G&A expenses amounted to $9.9 million in the first quarter of 2021 compared to $6.3 million in the first quarter of 2020. Business development expenses decreased slightly to $1.0 million from $1.1 million.  Details of operating expenses per segment is provided in the Segment Disclosure section of this MD&A.

In the first quarter of 2021, the Company generated net earnings attributable to Osisko's shareholders of $10.6 million compared to a net loss of $13.3 million in the first quarter of 2020. The variance is mainly due to the impairment charges on royalty, stream and offtake interests of $26.3 million in the first quarter of 2020.

Consolidated adjusted earnings1 were $18.4 million in the first quarter of 2021, compared to $7.5 million in the first quarter of 2020, as a result of a higher gross profit, partly offset by higher G&A expenses. Details of adjusted earnings (loss) per segment is provided in the Segment Disclosure section of this MD&A.

Net cash flows provided by operating activities in the first quarter of 2021 was $21.3 million compared to $23.8 million in the first quarter of 2020. In the first quarter of 2021, the higher cash margin on the royalty, stream and offtake interest generated $46.5 million, which was partly offset by net cash flows used by operating activities of $15.4 million from the exploration and development segment (Osisko Development and its subsidiaries). Details on cash flows per segment is provided in the Segment Disclosure section of this MD&A.

1  "Adjusted earnings (loss)" and "Adjusted earnings (loss) per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

Consolidated Statements of Income (Loss)

The following table presents summarized consolidated statements of income (loss) for the three months ended March 31, 2021 and 2020 (in thousands of dollars, except amounts per share):

		2021	2020
		$	$

Revenues	(a)	66,923	52,605

Cost of sales	(b)	(20,397)	(17,283)
Depletion of royalty, stream and other interests	(c)	(11,927)	(13,700)

Gross profit	(d)	34,599	21,622

Other operating expenses
General and administrative	(e)	(9,906)	(6,284)
Business development	(f)	(987)	(1,138)
Exploration and evaluation	(g)	(337)	(42)
Impairment of assets	(h)	(2,288)	(26,300)

Operating income (loss)		21,081	(12,142)

Other expenses, net	(i)	(7,904)	(4,502)

Earnings (loss) before income taxes		13,177	(16,644)

Income tax (expense) recovery	(j)	(3,414)	3,326

Net earnings (loss)		9,763	(13,318)

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd's shareholders		10,557	(13,318)
Non-controlling interests		(794)	-

Net earnings (loss) per share attributable to Osisko Gold Royalties Ltd's shareholders
Basic and diluted		0.06	(0.09)

(a) Revenues are comprised of the following:

	Three months ended March 31,
	2021			2020
	Average selling price per ounce / carat ($)	Ounces / carats sold	Total revenues ($000's)	Average selling price per ounce / carat ($)	Ounces / Carats sold	Total revenues ($000's)

Gold sold	2,294	16,738	38,395	2,125	13,463	28,602
Silver sold	33	616,635	20,382	22	756,151	16,958
Diamonds sold(i)	94	42,714	3,995	92	44,074	4,073
Other (paid in cash)	-	-	4,151	-	-	2,972
			66,923			52,605

(i) The diamonds were sold by an agent for Osisko for a blended selling price of $94 (US$74) per carat in the first quarter of 2021 ($92 (US$66) in the first quarter of 2020). The average selling price includes 9,525 incidental carats sold outside of the run of mine sales at an average price of $15 (US$12) per carat in the first quarter of 2021 (8,385 incidental carats at an average price of $19 (US$13) per carat in the first quarter of 2020). Excluding the incidental carats, 33,189 carats were sold at an average price of $116 (US$92) per carat in the first quarter of 2021 (35,690 carats at an average price of $110 (US$78) per carat in the first quarter of 2020).

The increase in gold ounces sold in the first quarter of 2021 is mainly the result of higher deliveries from the Canadian Malartic and Eagle gold mines and the Parral offtake agreement. The decrease in silver ounces sold in the first quarter of 2021 is mainly the result of lower silver ounces acquired under the Mantos stream and the Parral offtake agreement.

(b) Cost of sales represents mainly the acquisition price of the metals and diamonds under the offtake and stream agreements, as well as minimal refining, insurance and transportation costs related to the metals received under royalty agreements. The increase in 2021 is mainly the result of the higher average metal prices and higher deliveries sold.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

(c) The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the agreement. The decrease in the first quarter of 2021 is mostly due to the mix of sales compared to 2020.

(d) The breakdown of gross profit per nature of interest is as follows (in $000's):

	Three months ended March 31,
	2021	2020
	$	$

Royalty interests
Revenues	34,911	25,804
Cost of sales	(174)	(168)
Cash margin	34,737	25,636

Depletion	(6,989)	(6,505)
Gross profit	27,748	19,131

Stream interests
Revenues	14,086	12,030
Cost of sales	(2,984)	(3,193)
Cash margin	11,102	8,837

Depletion	(4,749)	(6,918)
Gross profit	6,353	1,919

Royalty and stream interests Cash margin	45,839	34,473
	93.6%	91.1%

Offtake interests
Revenues	17,926	14,771
Cost of sales	(17,239)	(13,922)
Cash margin	687	849
	3.8%	5.7%

Depletion	(189)	(277)
Gross profit	498	572

Total - Gross profit	34,599	21,622

(e) G&A expenses increased to $9.9 million in the first quarter of 2021 compared to $6.3 million in the first quarter of 2020, as a result of the creation of Osisko Development in November 2020. Details of operating expenses per segment is provided in the Segment Disclosure section of this MD&A.

(f) Business development expenses decreased slightly to $1.0 million from $1.1 million.

(g) Exploration and evaluation expenses represent expenditures incurred by Osisko Development and its subsidiaries for general exploration activities and for properties that have been previously written-off. The increase is due to the earn-in agreements on exploration properties that was cancelled at the end of 2020.

(h) In the first quarter of 2021, the Company wrote-off a royalty interest on which the royalty rights were lost. In the first quarter of 2020, the Company had incurred an impairment charge of $26.3 million ($19.3 million, net of income taxes) on its Renard diamond stream.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

(i) Other expenses, net, of $7.9 million in the first quarter of 2021 include finance costs of $6.1 million, a foreign exchange loss of $1.1 million and net losses on investments of $2.2 million, partially offset by interest income of $1.3 million.

Other expenses, net, of $4.5 million in the first quarter of 2020 include finance costs of $6.9 million, a share of loss of associates of $1.7 million, partially offset by a foreign exchange gain of $2.3 million, interest income of $1.2 million and a net gain on investment of $0.6 million.

(j) The effective income tax rate for the first quarter of 2021 is 25.9% compared to 20.0% in the first quarter of 2020. The statutory rate is 26.5% in 2021 and 2020. The elements that impacted the effective income taxes are the non-taxable (or deductible) part of capital gains (or losses) (50%) and non-deductible expenses. Cash taxes of $0.1 million were paid in the first quarter of 2021 and $0.2 million in the first quarter of 2020 and were related to taxes on royalties earned in foreign jurisdictions.

Liquidity and Capital Resources

As at March 31, 2021, the Company's consolidated cash position amounted to $320.6 million compared to $302.5 million as at December 31, 2020. Cash held by Osisko Gold Royalties Ltd and its wholly-owned subsidiaries amounted to $119.7 million and cash held by Osisko Development and its subsidiaries amounted to $201.0 million. Significant variations in the liquidity and capital resources in the first quarter of 2021 are explained below under the Cash Flows section.

Osisko Development financings

Osisko Development Corp. - Non-brokered private placement

In January 2021, Osisko Development completed the first tranche of a non-brokered private placement through the issuance of 9,346,464 units of Osisko Development at a price of $7.50 per unit for aggregate gross proceeds of $68.6 million. Each unit consists of one common share of Osisko Development and one-half of one common share purchase warrant of Osisko Development, which each whole warrant entitling the holder to acquire one common share of Osisko Development at a price of $10.00 per share on or prior to December 1, 2023.

In February 2021, Osisko Development completed the second and final tranche of a non-brokered private placement through the issuance of 1,515,731 units of Osisko Development at a price of $7.50 per unit for aggregate gross proceeds of $11.2 million. Each unit consists of one common share of Osisko Development and one-half of one common share purchase warrant of Osisko Development, which each whole warrant entitling the holder to acquire one common share of Osisko Development at a price of $10.00 per share on or prior to December 1, 2023.

An amount of $73.9 million from the non-brokered private placement was received in 2021.

The share issue expenses related to the first and second tranches of the private placement amounted to $1.1 million ($0.8 million, net of income taxes).

Osisko Development Corp. - Brokered private placement of flow-through shares

In March 2021, Osisko Development completed a "bought deal" brokered private placement of 2,055,742 flow-through shares at a price of $9.05 per flow-through share and 1,334,500 charity flow-through shares at a price of $11.24 per charity flow-through share, for aggregate gross proceeds of $33.6 million. Share issue expenses related to this private placement amounted to $1.5 million ($1.1 million, net of income taxes). The shares were issued at a premium to the market price, which was recognized as a current liability under provisions and other liabilities for $7.9 million (net of share issue costs attributed of $0.5 million). The liability will be reversed and recognized to the consolidated statements of income (loss) as flow-through premium income as the required expenditures are incurred. Osisko Development is committed to spending the proceeds on exploration and evaluation activities by December 31, 2022. As at March 31, 2021, the balance remaining to be spent amounted to $31.6 million.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

Credit facility

The Company has a revolving credit facility (the "Facility") of $400.0 million with a maturity date of November 14, 2023. The Facility has an additional uncommitted accordion of up to $100.0 million for a total availability of up to $500.0 million. The uncommitted accordion is subject to standard due diligence procedures and acceptance of the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company's royalty, stream and other interests.

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate, London Inter-Bank Offer Rate ("LIBOR") or a comparable or successor rate in the event that LIBOR ceases to be available, plus an applicable margin depending on the Company's leverage ratio. In February 2021, the Company drew $50.0 million to repay the Investissement Québec convertible debenture. As at March 31, 2021, the Facility was drawn for a total of $112.9 million ($50.0 million and US$50.0 million ($62.9 million)) and the effective interest rate was 2.7%, including the applicable margin. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements.  As at March 31, 2021, all such ratios and requirements were met.

Cash Flows

The following table summarizes the cash flows (in thousands of dollars):

	Three months ended March 31,
	2021	2020
	$	$
Cash flows
Operations	36,252	27,934
Working capital items	(14,928)	(4,134)
Operating activities	21,324	23,800
Investing activities	(29,779)	(38,648)
Financing activities	28,102	60,367
Effects of exchange rate changes on cash and cash equivalents	(1,541)	4,583
Increase in cash	18,106	50,102
Cash - beginning of period	302,524	108,223
Cash - end of period	320,630	158,325

Additional details on cash flows per segment is provided in the Segment Disclosure section of this MD&A.

Operating Activities

Cash flows provided by operating activities in the first quarter of 2021 amounted to $21.3 million compared to $23.8 million in the first quarter of 2021.  In the first quarter of 2021, the higher cash margin on the royalty, stream and offtake interest generated $46.5 million, which was partly offset by net cash flows used by operating activities of $15.4 million from the exploration and development segment (Osisko Development and its subsidiaries), mostly as a result of the build up in stockpile inventory from the Bonanza Ledge Phase 2 project.

Investing Activities

Cash flows used in investing activities amounted to $29.8 million in the first quarter of 2021 compared to $38.6 million in the first quarter of 2020.

In the first quarter of 2021, Osisko invested $3.8 million on royalty and stream interests, acquired investments for $9.8 million and received proceeds of $19.8 million from the sale of investments. Osisko Development and its subsidiaries invested $35.8 million in mining assets, plant and equipment, mostly on the Cariboo gold property and Bonanza Ledge Phase 2 project.

In the first quarter of 2020, Osisko invested $15.6 million to acquire investments and $7.5 million to acquire royalties. Investments in mining interests, plant and equipment, and exploration and evaluation assets were $14.9 million, mainly on the Cariboo gold property.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

Financing Activities

During the first quarter of 2021, cash flows provided by financing activities amounted to $28.1 million compared to $60.4 million in the first quarter of 2020.

During the first quarter of 2021, Osisko Development completed the first and second tranches of a non-brokered private placement through the issuance of 10,862,195 units of Osisko Development at a price of $7.50 per unit for aggregate gross proceeds of $79.8 million.

An amount of $73.9 million from the non-brokered private placement was received in 2021 and was included under shares to be issued on Osisko Development's consolidated balance sheet at December 31, 2020 (under non-controlling interests on the Company's balance sheet).

The share issue expenses related to the first and second tranches of the private placement amounted to $1.1 million ($0.8 million, net of income taxes).

In March 2021, Osisko Development completed a "bought deal" brokered private placement of 2,055,742 flow-through shares at a price of $9.05 per flow-through share and 1,334,500 charity flow-through shares at a price of $11.24 per charity flow-through share, for aggregate gross proceeds of $33.6 million. Share issue expenses related to this private placement amounted to $1.5 million ($1.1 million, net of income taxes).

During the first quarter of 2021, Osisko repaid a $50.0 million convertible debenture, and draw its credit facility by the same amount, therefore reducing the interest rate payable on the debt. Osisko paid $7.8 million in dividends to its shareholders and purchased for cancellation a total of 347,400 common shares under its 2021 NCIB program for $4.5 million (average acquisition price per share of $12.85). Osisko also received proceeds from the exercise of share options and the share purchase plan for $5.0 million.

In the first quarter of 2020, Osisko drew its revolving credit facility by US$50.0 million ($71.7 million) to increase its liquidities in light of the uncertainties created by the COVID-19 pandemic. The Company paid dividends of $7.5 million to its shareholders and invested $3.0 million under its 2020 NCIB program.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

Quarterly Information

The selected quarterly financial information(1) for the past eight financial quarters is outlined below:

(in thousands of dollars, except for amounts per share)

	2021	2020				2019
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

GEOs(2)	19,960	18,829	16,739	12,386	18,159	20,479	18,123	19,651
Cash and cash equivalents	320,630	302,524	160,705	201,971	158,325	108,223	123,702	83,589
Short-term investments	3,458	3,501	21,568	21,105	21,228	20,704	25,844	16,165
Working capital	300,876	225,643	110,333	162,996	117,090	112,494	150,845	89,668
Total assets	2,435,861	2,397,104	2,200,070	2,128,588	2,016,189	1,947,253	1,948,355	2,042,960
Total long-term debt	401,266	400,429	421,590	421,652	423,499	349,042	347,638	326,050
Equity	1,875,729	1,841,032	1,638,178	1,604,676	1,492,346	1,493,446	1,506,287	1,534,872
Revenues	66,923	213,630	55,707	40,758	52,605	51,032	109,235	131,606
Net cash flows from operating activities	21,324	32,633	36,123	15,422	23,800	17,204	28,294	21,350
Impairment of assets, net of income taxes	(3,803)	(3,600)	(1,281)	(3,117)	(19,300)	(148,600)	(58,952)	-
Net earnings (loss)(3)	10,557	4,632	12,514	13,048	(13,318)	(155,175)	(45,924)	(6,547)
Basic and diluted net earnings (loss) per share	0.06	0.03	0.08	0.08	(0.09)	(1.04)	(0.32)	(0.04)
Weighted average shares outstanding (000's)
- Basic	165,842	166,093	166,110	164,733	155,374	149,912	144,446	154,988
- Diluted	165,965	166,321	166,397	164,815	155,374	149,912	144,446	154,988
Share price - TSX - closing	13.84	16.13	15.75	13.56	10.50	12.62	12.31	13.65
Share price - NYSE - closing	11.02	12.68	11.83	10.00	7.44	9.71	9.30	10.44
Warrant price - TSX - closing OR.WT	0.21	0.32	0.34	0.31	0.16	0.25	0.445	0.51
Debenture price - TSX - closing(4) OR.DB	100.75	106.00	104.00	101.34	94.75	101.08	101.75	102.90
Price of gold (average US$)	1,794	1,874	1,909	1,711	1,583	1,481	1,485	1,309
Closing exchange rate(5) (US$/Can$)
	1.2575	1.2732	1.3339	1.3628	1.4187	1.2988	1.3243	1.3087

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.

(2) Excluding GEOs from the Renard diamond stream in 2021 and in the fourth quarter of 2020.

(3) Attributable to Osisko Gold Royalties Ltd's shareholders

(4) Osisko 4% convertible debentures is presented by tranche of nominal value of $100.00.

(5) Bank of Canada Daily Rate.

During the first quarter of 2021, Osisko Development completed a flow-through equity financing for gross proceeds of $33.6 million.

During the fourth quarter of 2020, Osisko Development completed two financings for gross proceeds of $140.3 million. In addition, Osisko Development received gross proceeds of $73.9 million in 2020 from a private placement closed in 2021.

During the third quarter of 2020, the Company acquired the San Antonio gold project in Mexico for US$42.0 million, including US$30.0 million paid in cash and US$12.0 million paid in shares. During the second quarter of 2020, the Company completed a private placement of $85.0 million with Investissement Québec. During the first quarter of 2020, the Company drew US$50.0 million on its revolving credit facility and recorded an impairment charge of $26.3 million ($19.3 million, net of income taxes) on its Renard diamond stream.

During the fourth quarter of 2019, the Company acquired Barkerville for $241.7 million, paid in shares. The Company also incurred impairment charges on assets of $148.6 million ($129.0 million, net of income taxes).

During the third quarter of 2019, the Company repurchased 5,066,218 of its common shares for $71.4 million, paid in cash (from the sale of all common shares held by Osisko in Victoria). The Company sold its Brucejack offtake for US$41.3 million, of which US$31.2 million ($41.3 million) were received on September 30, 2019. The Company also incurred impairment charges of $48.1 million (net of income taxes) on its royalty, stream and other interests and an impairment charge of $10.8 million (net of income taxes) on a net investment in an associate.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

Outlook

Osisko's 2021 outlook on royalty, stream and offtake interests is largely based on publicly available forecasts from our operating partners. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers or uses management's best estimate.

GEOs and cash margin by interest, excluding the Renard stream, are estimated as follows for 2021:

	Low	High	Cash margin
	(GEOs)	(GEOs)	(%)

Royalty interests	59,750	62,800	100
Stream interests	17,400	18,250	87
Offtake interests	850	950	3
	78,000	82,000	97*
* Excluding the offtake interests

For the 2021 guidance estimate, deliveries of silver and cash royalties have been converted to GEOs using commodity prices of US$1,800 per ounce of gold, US$25 per ounce of silver and an exchange rate (US$/C$) of 1.28. Any GEOs (and the related cash margin) from the Renard diamond stream were excluded from the outlook above. For 2021, GEOs from the Renard diamonds stream are estimated at 8,126 GEOs; however, for the remainder of 2021, Osisko has committed to reinvest the net proceeds from the stream through the bridge loan facility provided to the operator.

Segment Disclosure

The chief operating decision-maker organizes and manages the business under two operating segments: (i) acquiring and managing precious metal and other royalties, streams and other interests, and (ii) the exploration, evaluation and development of mining projects. The assets, liabilities, revenues, expenses and cash flows of Osisko and its subsidiaries, other than Osisko Development and its subsidiaries, are attributable to the precious metal and other royalties, streams and other interests operating segment. The assets, liabilities, revenues, expenses and cash flows of Osisko Development and its subsidiaries are attributable to the exploration, evaluation and development of the mining projects operating segment.

The following tables present the main assets, liabilities, revenues, expenses and cash flows per operating segment (in thousands of dollars):

	As at March 31, 2021 and December 31, 2020
	Osisko Gold Royalties (i)	Osisko Development (ii)
	(Royalties, streams and other interests)	(Mining exploration, evaluation and development)	Intersegment transactions	Consolidated
	$	$	$	$
As at March 31, 2021

Cash	119,650	200,980	-	320,630
Current assets	132,006	231,756	(225)	363,537
Investments in associates and other investments	169,961	98,526	-	268,487
Royalty, stream and other interests	1,193,481	-	(93,146)	1,100,335
Mining interests and plant and equipment	8,712	442,311	73,501	524,524
Exploration and evaluation assets	-	41,977	650	42,627
Goodwill	111,204	-	-	111,204
Total assets	1,616,428	838,653	(19,220)	2,435,861

Long-term debt	401,266	-	-	401,266

As at December 31, 2020

Cash	105,097	197,427	-	302,524
Current assets	117,592	218,478	(882)	335,188
Investments in associates and other investments	166,589	110,144	-	276,733
Royalty, stream and other interests	1,203,781	-	(87,653)	1,116,128
Mining interests and plant and equipment	9,011	407,000	73,501	489,512
Exploration and evaluation assets	-	41,869	650	42,519
Goodwill	111,204	-	-	111,204
Total assets	1,609,349	802,144	(14,384)	2,397,104

Long-term debt	400,429	-	-	400,429

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

	For the three months ended March 31, 2021 and 2020
	Osisko Gold Royalties (i)	Osisko Development (ii)
	(Royalties, streams and other interests)	(Mining exploration, evaluation and development)	Intersegment transactions	Consolidated
	$	$	$	$

For the three months ended March 31, 2021

Revenues	66,923	-	-	66,923
Gross profit	34,599	-	-	34,599
Operating expenses (G&A, bus. dev and exploration)	(6,029)	(5,201)	-	(11,230)
Impairments	(4,400)	-	-	(4,400)
Net earnings (loss)	13,464	(3,701)	-	9,763

Cash flows from operating activities (iii)	36,738	(9,704)	(5,710)	21,324
Cash flows from investing activities (iii)	(13,781)	(21,708)	5,710	(29,779)
Cash flows from financing activities	(7,511)	35,613	-	28,102

For the three months ended March 31, 2020

Revenues	52,605	-	-	52,605
Gross profit	21,622	-	-	21,622
Operating expenses (G&A, bus. dev and exploration)	(6,217)	(1,247)	-	(7,464)
Impairments	(26,300)	-	-	(26,300)
Net earnings (loss)	(12,993)	(325)	-	(13,318)

Cash flows from operating activities	25,736	(1,936)	-	23,800
Cash flows from investing activities	(23,496)	(15,152)	-	(38,648)
Cash flows from financing activities	48,485	11,882	-	60,367

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries.

(ii) Osisko Development Corp. and its subsidiaries (carve-out of the mining activities of Osisko Gold Royalties prior to the reverse take-over transaction completed on November 25, 2020 and creating Osisko Development)

(iii) The adjustments are related to intersegment transactions and to royalties and streams held by Osisko Gold Royalties on assets held by Osisko Development, which are cancelled on consolidation.

Royalty, stream and other interests - Geographic revenues

All of the Company's revenues are attributable to the precious metal and other royalties, streams and other interests operating segment. Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the three months ended March 31, 2021 and 2020, royalty, stream and other interest revenues were mainly earned from the following jurisdictions (in thousands of dollars):

	North America	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2021

Royalties	33,505	274	-	1,132	-	34,911
Streams	5,449	5,519	489	-	2,629	14,086
Offtakes	17,926	-	-	-	-	17,926

	56,880	5,793	489	1,132	2,629	66,923

2020

Royalties	24,499	75	14	1,216	-	25,804
Streams	5,117	4,455	524	-	1,934	12,030
Offtakes	14,771	-	-	-	-	14,771

	44,387	4,530	538	1,216	1,934	52,605

For the three months ended March 31, 2021, one royalty interest generated revenues of $20.7 million ($15.3 million for the three months ended March 31, 2020), which (excluding revenues generated from the offtake interests) represented 42% of revenues (41% of revenues for the three months ended March 31, 2020).

For the three months ended March 31, 2021, revenues generated from precious metals and diamonds represented 92% and 6% of revenues, respectively (89% and 8% excluding offtakes, respectively). For the three months ended March 31, 2020, revenues generated from precious metals and diamonds represented 90% and 8% of revenues, respectively (86% and 11% excluding offtakes, respectively).

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

Royalty, stream and other interests - Geographic net assets

The following table summarizes the royalty, stream and other interests by country, as at March 31, 2021 and December 31, 2020, which is based on the location of the property related to the royalty, stream or other interests (in thousands of dollars):

	North America	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

March 31, 2021

Royalties	568,466	46,000	12,465	7,753	-	15,215	649,899
Streams	170,917	179,086	1,247	-	28,042	53,035	432,327
Offtakes	5,432	-	8,019	-	4,658	-	18,109

	744,815	225,086	21,731	7,753	32,700	68,250	1,100,335

December 31, 2020

Royalties	576,835	46,374	9,924	8,313	-	15,215	656,661
Streams	172,879	183,679	1,481	-	28,392	54,510	440,941
Offtakes	5,690	-	8,119	-	4,717	-	18,526

	755,404	230,053	19,524	8,313	33,109	69,725	1,116,128

Exploration, evaluation and development of mining projects

The inventories, mining interests, plant and equipment and exploration and evaluation assets related to the exploration, evaluation and development of mining projects (excluding the intersegment transactions) are located in Canada and in Mexico, and are detailed as follow as at March 31, 2021 and December 31, 2020 (in thousands of dollars):

	March 31, 2021			December 31, 2020
	Canada	Mexico	Total	Canada	Mexico	Total
	$	$	$	$	$	$
Assets
Inventories	9,949	25,035	34,984	1,599	25,705	27,304
Mining interests, plant and equipment	374,182	68,129	442,311	344,903	62,097	407,000
Exploration and evaluation assets	40,680	1,297	41,977	40,680	1,189	41,869
Total assets	743,426	95,227	838,653	704,998	97,146	802,144

Related Party Transactions

During the three months ended March 31, 2021, interest revenues of $0.8 million ($0.6 million for the three months ended March 31, 2020) were accounted for with regards to notes receivable from associates. As at March 31, 2021, interests receivable from associates of $2.6 million are included in amounts receivable ($1.9 million as at December 31, 2020). Loans, notes receivable, and a convertible debenture from associates amounted to $36.3 million as at March 31, 2021 ($33.4 million as at December 31, 2020) and were included in short-term investments and other investments on the consolidated balance sheets.

Additional transactions with related parties are described under the sections Portfolio of Royalty, Stream and Other Interests and Equity Investments.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

Contractual Obligations and Commitments

Investments in royalty and stream interests

As at March 31, 2021, significant commitments related to the acquisition of royalties and streams are detailed in the following table:

Company	Project (asset)	Installments	Triggering events

Aquila Resources Inc.	Back Forty project (gold stream)	US$2.5 million	Completion of an equity financing for proceeds of no less than US$6.0 million.
		US$5.0 million	Receipt of all material permits for the construction and operation of the project.
		US$25.0 million	Pro rata to drawdowns on debt finance facility.

Falco Resources Ltd.	Horne 5 project (silver stream)	$20.0 million	Receipt of all necessary material third-party approvals, licenses, rights of way and surface rights on the property.
		$35.0 million	Receipt of all material construction permits, positive construction decision, and raising a minimum of $100.0 million in non-debt financing.
		$60.0 million	Upon total projected capital expenditure having been demonstrated to be financed.
		$40.0 million (optional)	Payable with fourth installment, at sole election of Osisko, to increase the silver stream to 100% of payable silver (from 90%).

Offtake and stream purchase agreements

The following table summarizes the significant commitments to pay for gold, silver and diamonds to which Osisko has the contractual right pursuant to the associated precious metals and diamond purchase agreements:

	Attributable payable production to be purchased			Per ounce/carat cash payment (US$)			Term of agreement	Date of contract
Interest	Gold	Silver	Diamond	Gold	Silver	Diamond
Amulsar stream(1),(7)	4.22%	62.5%		$400	$4		40 years	November 2015
Amulsar offtake(2),(7)	81.91%			Based on quotational period			Until delivery of 2,110,425 ounces Au	November 2015
Back Forty stream(3)	18.5%	85%		30% spot price (max $600)	$4		Life of mine	March 2015 (silver) Nov. 2017 (gold) Amended June 2020
Mantos Blancos stream(4)		100%			8% spot		Life of mine	September 2015 Amended Aug. 2019
Renard stream			9.6%			Lesser of 40% of sales price or $40	40 years	July 2014 Amended Oct. 2018
Sasa stream(5)		100%			$5		40 years	November 2015
Gibraltar stream(6)		75%			nil		Life of mine	March 2018 Amended April 2020

(1) Stream capped at 89,034 ounces of gold and 434,093 ounces of silver delivered.  Subject to multiple buy-down options: 50% for US$34.4 million and US$31.3 million on 2nd and 3rd anniversary of commercial production, respectively.

(2) Offtake percentage will increase to 84.87% if Lydian elects to reduce the gold stream as outlined above. The Amulsar offtake applies to the sales from the first 2,110,425 ounces of refined gold, of which 1,853,751 ounces are attributable to OBL (less any ounces delivered pursuant to the Amulsar stream).

(3) The gold stream will be reduced to 9.25% after the delivery of 105,000 gold ounces.

(4) The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 40%.

(5) 3% or consumer price index (CPI) per ounce price escalation after 2016.

(6) Osisko will receive from Taseko an amount equal to 100% of Gibco's share of silver production, which represents 75% of Gibraltar mine's production, until reaching the delivery to Osisko of 5.9 million ounces of silver, and 35% of Gibco's share of silver production thereafter.

(7) In December 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act. In July 2020, Osisko became a shareholder of Lydian following a credit bid transaction (36.2% as at March 31, 2021).

(8) The San Antonio stream was not included because it is cancelled on the accounting consolidation of Osisko Development.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

Off-balance Sheet Items

There are no significant off-balance sheet arrangements, other than the contractual obligations and commitments mentioned above.

Outstanding Share Data

As of May 11, 2021, 167,459,197 common shares were issued and outstanding. A total of 4,218,277 share options and 5,480,000 warrants were outstanding to purchase common shares. Convertible senior unsecured debentures of $300.0 million are outstanding and convertible at the holder's option into Osisko common shares at a conversion price of $22.89 per common share, representing a total of 13,106,160 common shares if all the debentures were converted.

Subsequent Events to March 31, 2021

Dividend

On May 11, 2021, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on July 15, 2021 to shareholders of record as of the close of business on June 30, 2021.

Acquisition of royalty and offtake interests

On April 15, 2021, the Company acquired six royalties and one precious metal offtake, from two private sellers, for total cash consideration of US$26.0 million ($32.6 million). The acquisitions were funded through cash on hand. Four of the royalties are on claims overlying the Spring Valley project, and increase the Company's current NSR royalty on Spring Valley from 0.5% to between 2.5% - 3.0% (sliding scale royalty percentages as long as gold prices are above US$700 per ounce). Immediately to the north of Spring Valley lies the Moonlight exploration property, where Osisko has agreed to acquire a 1.0% NSR royalty. Osisko has also agreed to acquire a 0.5% NSR royalty and 30% gold and silver offtake right covering the Almaden Project in western Idaho.

Conversion of the Parral offtake to a gold and silver stream

On April 29, 2021, GoGold Resources Inc. ("GoGold") and Osisko Bermuda Limited ("Osisko Bermuda"), a subsidiary of Osisko, entered into an agreement to convert the current gold and silver offtake into a gold and silver stream. Under the stream, Osisko Bermuda will receive, effective April 29, 2021, 2.4% of the gold and silver produced from tailings piles currently owned or acquired by GoGold, with a transfer price of 30% of the gold and silver spot prices. Osisko has currently no other offtake agreement in production.

Risks and Uncertainties

The Company is a royalty, stream, and offtake interests holder and investor that operates in an industry that is dependent on a number of factors that include environmental, legal and political risks, the discovery of economically recoverable resources and the conversion of these mineral resources to mineral reserves and the ability of third-party partners to maintain an economic production. An investment in the Company's securities is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in Osisko's most recent Annual Information Form and the other information filed with the Canadian securities regulators and the U.S Securities and Exchange Commission ("SEC") as well as the additional risks listed below before investing in the Company's securities. If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company's business. For information on risks and uncertainties, please also refer to the Risk Factors section of Osisko's most recent Annual Information Form filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company's disclosure controls and procedures ("DCP") including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the three months ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Basis of Presentation of Consolidated Financial Statements

The unaudited condensed interim consolidated financial statements for the three months ended March 31, 2021 have been prepared in accordance with the IFRS as issued by the IASB applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in the unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year, except as otherwise disclosed below.

The significant accounting policies of Osisko are detailed in the notes to the audited consolidated financial statements for the year ended December 31, 2020, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions.  Actual results could differ from those estimates.

Critical accounting estimates and assumptions as well as critical judgements in applying the Company's accounting policies are detailed in the audited consolidated financial statements for the year ended December 31, 2020, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2020, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com

Technical information

The scientific and technical information contained in this MD&A has been reviewed and approved by Mr. Guy Desharnais,  who is "Qualified Persons" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures including "Adjusted Earnings" and "Adjusted Earnings per basic share" to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Adjusted Earnings (Loss) and Adjusted Earnings (Loss) per Basic Share

"Adjusted earnings (loss)" is defined as "Net earnings (loss)" adjusted for certain items: "Foreign exchange gain (loss)", "Impairment of assets", including impairment on financial assets and investments in associates, "Gains (losses) on disposal of exploration and evaluation assets", "Unrealized gain (loss) on investments", "Share of loss of associates", "Deferred income tax expense (recovery)" and other unusual items such as transaction costs.

Adjusted earnings (loss) per basic share is obtained from the "adjusted earnings (loss)" divided by the "Weighted average number of common shares outstanding" for the period.

	Three months ended March 31, 2021
	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated
(in thousands of dollars, except per share amounts)	$	$	$

Net earnings (loss)	13,464	(3,701)	9,763

Adjustments:
Impairment of royalty, stream and other interests	2,288	-	2,288
Impairment of investments	2,112	-	2,112
Foreign exchange loss (gain)	29	744	773
Unrealized loss (gain) on investments	1,389	(1,310)	79
Share of (income) loss of associates	(375)	407	32
Deferred income tax expense (recovery)	4,532	(1,182)	3,350

Adjusted earnings (loss)	23,439	(5,042)	18,397

Weighted average number of common shares outstanding (000's)	165,842	165,842	165,842

Adjusted earnings (loss) per basic share	0.14	(0.03)	0.11

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries. Represents the royalties, streams and other interests segment.

(ii) Osisko Development Corp. and its subsidiaries. Represents the mining exploration, evaluation and development segment.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

	Three months ended March 31, 2020
	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated
(in thousands of dollars, except per share amounts)	$	$	$

Net (loss) earnings	(12,993)	(325)	(13,318)

Adjustments:
Impairment of royalty, stream and other interests	26,300	-	26,300
Impairment of investments	-	-	-
Foreign exchange (gain)	(2,101)	-	(2,101)
Unrealized loss (gain) on investments	755	(2,290)	(1,535)
Share of loss of associates	1,157	559	1,716
Deferred income tax recovery	(3,340)	(175)	(3,515)

Adjusted earnings (loss)	9,778	(2,231)	7,547

Weighted average number of common shares outstanding (000's)	155,374	155,374	155,374

Adjusted earnings (loss) per basic share	0.06	(0.01)	0.05

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries. Represents the royalty, stream and other interest segment.

(ii) Osisko Development Corp. and its subsidiaries (carve-out of the mining activities of Osisko Gold Royalties prior to the reverse take-over transaction completed on November 25, 2020 and creating Osisko Development). Represents the mining exploration, evaluation and development segment.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

Forward-looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management's expectations regarding Osisko's growth, results of operations, estimated future revenues, carrying value of assets, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on gold, silver, diamonds, other commodities and currency markets are forward-looking statements. In addition, statements (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, any estimate of gold equivalent ounces to be received in 2021, the realization of the anticipated benefits deriving from Osisko's investments and transactions, Osisko's ability to seize future opportunities.  Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation:  fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests; the unfavorable outcome of litigation relating to any of the properties in which Osisko holds a royalty, stream or other interests; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty, stream or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, the integration of acquired assets and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such response and the potential impact of COVID-19 on Osisko's business, operations and financial condition and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company's ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. For additional information on risks, uncertainties and assumptions, please refer to the Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements.  Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports its mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101, Standards of Disclosure for Mineral Properties ("NI 43-101"). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). U.S. reporting requirements are currently governed by the SEC's Industry Guide 7 ("Guide 7"). This MD&A includes estimates of mineral reserves and mineral resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Consequently, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of Guide 7. Osisko also reports estimates of "mineral resources" in accordance with NI 43-101. While the terms "Mineral Resource," "Measured Mineral Resource," "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized by NI 43-101, they are not defined terms under Guide 7 and, generally, U.S. companies reporting pursuant to Guide 7 are not permitted to report estimates of mineral resources of any category in documents filed with the SEC. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC pursuant to Guide 7. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

(Signed) Sandeep Singh
Sandeep Singh
President and Chief Executive Officer

May 11, 2021

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - First Quarter Report

Corporate Information

Osisko Gold Royalties Ltd	Osisko Bermuda Limited
1100 av. des Canadiens-de-Montréal	Cumberland House
Suite 300	1 Victoria Street
Montréal, Québec, Canada H3B 2S2	Hamilton HM11
Tel.: (514) 940-0670	Bermuda
Fax: (514) 940-0669	Tel.: (441) 824-7474
Email: info@osiskogr.com	Fax: (441) 292-6140
Web site: www.osiskogr.com	Michael Spencer, Managing Director

Osisko Development Corp.
1100 av. des Canadiens-de-Montréal
Suite 300
Montréal, Québec, Canada H3B 2S2
Tel.: (514) 940-0685
Fax: (514) 940-0687
Email: info@osiskodev.com
Web site: www.osiskodev.com

Directors	Officers
Sean Roosen, Executive Chair	Sean Roosen, Executive Chair
Joanne Ferstman, Lead Director	Sandeep Singh, President and Chief Executive Officer
The Hon. John R. Baird	Guy Desharnais, Vice President, Project Evaluation
Françoise Bertrand	Iain Farmer, Vice President, Corporate Development
John F. Burzynski	André Le Bel, Vice President, Legal Affairs and
Christopher C. Curfman	Corporate Secretary
Candace MacGibbon	Frédéric Ruel, Vice President, Finance and Chief
William Murray John	Financial Officer
Pierre Labbé	Heather Taylor, Vice President, Investor Relations
Charles E. Page
Sandeep Singh

Qualified Person (as defined by NI 43-101)
Guy Desharnais, P. Geo, Vice-President, Project Evaluation

Exchange listings

Toronto Stock Exchange

- Common shares:  OR

- Warrants:  OR.WT (Exercise price: $36.50 / Expiry date: March 5, 2022)

- Convertible debentures:   OR.DB (Conversion price: $22.89 / Maturity date: December 31, 2022)

New York Stock Exchange

- Common shares:               OR

Dividend Reinvestment Plan

Information available at http://osiskogr.com/en/dividends/drip/

Transfer Agents

Canada: AST Trust Company (Canada)

United States of America: American Stock Transfer & Trust Company, LLC

Auditors

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.